Exhibit 99.4

OSISKO GOLD ROYALTIES LTD

Notice of Annual Meeting of Shareholders
and Management Information Circular

Our Annual Meeting of the holders of common shares will be held at 3:00 p.m. (Daylight Saving Time) on Wednesday, May 4, 2016 at the Petit Théâtre du Vieux Noranda located at 112, 7e rue, Rouyn-Noranda, Québec, Canada J9X 5A5.

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy.

YOUR VOTE AS A SHAREHOLDER IS IMPORTANT

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Osisko’s proxy solicitation agent:

Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

Dear Fellow Shareholder,

Over the past 21 months, the Osisko team has been working hard to establish Osisko as the new leading intermediate gold royalty company. Building on our initial cornerstone 5% net smelter return royalty on Canada’s largest gold mine, Canadian Malartic, we have diversified our revenue generating asset base through the addition of the Éléonore royalty in Québec and the Island Gold royalty in Ontario, and strengthened our financial position to enhance our ability to compete for investments in the royalty sector.

In order to leverage our team’s technical expertise, one element that separates Osisko from its competitors is the addition of a royalty incubation portfolio, which allows our company to participate in the value creation process by acquiring royalties on early-stage projects which are being advanced under Osisko’s technical oversight. Many of the projects that are being advanced under this strategy have already announced encouraging results and are looking very promising, including the Cariboo Gold Project in British Columbia (Barkerville Gold Mines), the Marban and Windfall Lake projects in Québec (Oban Mining Corporation) and the Horne 5 project, located in Rouyn-Noranda, Québec (Falco Resources).

We are pleased to invite you to join us during our Annual Meeting of Shareholders, which will be held on May 4, 2016 in Rouyn-Noranda, Québec. We chose Rouyn-Noranda as the location for our Annual Meeting not only because it has a rich history of mining, but also because we want to highlight some aspects of our company, our strategy and our Canada focused asset portfolio, including our royalty incubation portfolio.

At the meeting, we will review our progress since the commencement of operations and provide you with an update on our long term strategy to build value for our stakeholders.

During the meeting, you will be asked to approve:

1.	The appointment of candidates to our Board of Directors, which oversees our activities on your behalf; and
2.	The nomination of PricewaterhouseCoopers LLP as the Corporation’s independent auditors for 2016.

We will ask you to confirm our approach to our Executive Compensation Program, which has been established to ensure that we attract and retain a team that can identify and execute a winning strategy and deliver value to the company’s stakeholders.

The Management Information Circular provides you with background information on the matters that will be addressed at the meeting.

Your participation is important to us. In the event you cannot attend, we urge you to express your support by voting on the various proposals that we will be putting forward at our Annual Meeting, using your proxy in advance of the meeting.

We will also be pleased to respond to your comments or queries, which can be forwarded at any time to me directly (Chair-Board@osiskogr.com) or to our Investor Relations Group (info@osiskogr.com).

We thank you for your ongoing support and confidence as we continue to build shareholder value at Osisko Gold Royalties Ltd.

Respectfully,

Sean Roosen
Chair of the Board of Directors and
Chief Executive Officer

1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec, Canada H3B 2S2
Telephone (514) 940-0670 - Fax (514) 940-0669
www.osiskogr.com

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OSISKO GOLD ROYALTIES LTD
NOTICE OF ANNUAL MEETING

To the shareholders of Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”):

NOTICE IS HEREBY GIVEN that the Annual Meeting (the “Meeting”) of the holders of common shares of the Corporation (the “Common Shares”) will be held at 3:00 p.m. (Daylight Saving Time) on Wednesday, May 4, 2016 at the Petit Théâtre du Vieux Noranda located at 112, 7e rue, Rouyn-Noranda, Québec, Canada J9X 5A5 for the following purposes:

1.	To receive the Corporation’s audited consolidated financial statements for the year ended December 31, 2015 and the independent auditors’ report thereon;

2.	To elect the Corporation’s directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditors for fiscal year 2016 and to authorize the directors to fix their remuneration;

4.	To consider and, if deemed advisable, adopt an advisory resolution accepting Osisko’s approach to executive compensation, the full text of which is reproduced in the accompanying Circular; and

5.	To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Dated at Montréal, Québec, Canada this 30th day of March, 2016.

By order of the Board of Directors,

André Le Bel
Vice President, Legal Affairs and Corporate Secretary

IMPORTANT
It is desirable that as many shares as possible be represented at the Meeting. A shareholder may attend the Meeting in person or may be represented by proxy. If you do not expect to attend the Meeting or any adjournment thereof in person, and would like your Common Shares represented, please date, sign and return the enclosed form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by the Corporation’s transfer agent, CST Trust Company, by mail: 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6; by email: proxy@canstockta.com; or by fax to 1-866-781-3111 (North American Toll Free) no later than 3:00 p.m. (Daylight Saving Time) on May 2nd, 2016 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline.

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MANAGEMENT INFORMATION CIRCULAR

This Management Information Circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) for use at the Annual Meeting of the shareholders of the Corporation (the “Shareholders”) to be held on Wednesday, May 4, 2016 (the “Meeting”) and at every adjournment thereof.

SOLICITATION OF PROXIES

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. The Corporation has retained the services of Laurel Hill Advisory Group (“Laurel Hill”) to provide the following services in connection with the Meeting: review and analysis of the Circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. For these services, Laurel Hill is expected to receive a fee of approximately $35,000, plus reimbursement of costs relating to telephone calls and reasonable out-of-pocket expenses of the proxy solicitation agent. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of Common Shares.

INFORMATION REGARDING THE VOTING OF SHARES

REGISTERED SHAREHOLDERS

Voting by Proxy

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted FOR all of the following agenda items: (i) the election of each of the proposed nominees as directors of the Corporation for the ensuing year; (ii) the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation and the fixing of their remuneration by the directors; and (iii) the adoption of an advisory resolution accepting Osisko’s approach to executive compensation. These Items are further described and discussed in the Circular.

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting other than for the election of a director nominee who would not be named in this Circular. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Completed and signed proxies must be deposited at the office of the Corporation’s registrar and transfer agent, CST Trust Company (“CST”), 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-888-489-7352. Internet voting can be completed at www.cstvotemyproxy.com. Alternatively, you may fax your proxy to 416-368-2502 or toll free in Canada and the United States to 1-866-781-3111, or scan and email to proxy@canstockta.com.

2016 Management Information Circular	5

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may either cross out the names printed on the form of proxy and insert such other person’s name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing and delivered either to CST at 2001 Robert-Bourassa Blvd., Suite 1600, Montréal, Québec, H3A 2A6, or by fax to 1-866-781-3111, no later than 3:00 p.m. (Eastern Daylight Time) on May 2nd, 2016 or at any time up to and including the last business day preceding the day of any adjournment of the Meeting at which the proxy is to be used, or to the Chair or Secretary of such Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if the he or she attends the Meeting in person and so requests.

Beneficial Shareholders will have different methods and should carefully follow the instructions provided to them from their intermediary.

Voting Results

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedar.com.

BENEFICIAL SHAREHOLDERS

A beneficial shareholder is a Shareholder whose Common Shares are registered in the name of a representative such as a securities dealer, broker or other intermediary (together, the “Intermediaries” or the “Intermediary”) rather than in the Shareholder’s name (“Beneficial Shareholders”).

Applicable securities laws and regulations require Intermediaries of beneficial Shareholders to seek the latters’ voting instructions in advance of the Meeting. Beneficial Shareholders will receive from their Intermediary a request for voting instructions for the number of Common Shares held on their behalf. The Intermediaries’ request for voting instructions will contain instructions relating to the signature and return of the document and these instructions should be carefully read and followed by beneficial Shareholders to ensure that their Common Shares are voted accordingly at the Meeting.

Beneficial Shareholders who cannot attend the Meeting but who would like their Common Shares to be voted on their behalf by a proxyholder must therefore follow the voting instructions provided by their Intermediary.

The majority of Intermediaries now delegate the responsibility for obtaining voting instructions to a third-party called Broadridge. Broadridge will typically send a voting instruction form (“VIF”) by mail and ask that the VIF be returned to it (the VIF from Broadridge also allows voting by telephone and Internet).

Additionally, Osisko may utilize Broadridge’s QuickVoteTM service to assist Shareholders with voting their Shares. Certain Beneficial Shareholders who have not objected to knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone.

Beneficial Shareholders who wish to vote their Common Shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions form in order to appoint themselves as proxyholders, and follow the signature and return instructions provided by their Intermediary.

6	2016 Management Information Circular

VOTING SECURITIES

As of March 30, 2016, 106,208,476 Common Shares of the Corporation were outstanding. Holders of Common Shares of record at the close of business on March 31, 2016 (the “Record Date”) will be entitled to one vote for each such Common Share held by them.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available, at the date hereof, there is only one Shareholder owing, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Van Eck Associates Corporation	11,821,254(1)	11.13%

(1)	1,876,909 Common Shares included in this number are not held directly by Van Eck Associates Corporation but Van Eck Associates Corporation exercise control over these Common Shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or senior officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2015 and the report of the auditors thereon will be submitted at the Meeting. These consolidated financial statements and Management’s Discussion and Analysis were sent to all Shareholders who have requested a copy with this Notice of Annual Meeting of Shareholders and Circular, as applicable. The Corporation’s consolidated financial statements and related Management Discussion and Analysis for the year ended December 31, 2015 are available on SEDAR (www.sedar.com) as well as on the Corporation’s website (www.osiskogr.com).

ELECTION OF DIRECTORS

The executive management team (“Management”) of the Corporation is supervised by the board of directors (the “Board of Directors” or “Board”) as per the Business Corporations Act (Québec). The members of the Board are elected annually at each annual meeting of shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. The articles of incorporation of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. Accordingly, a total of nine (9) nominees are being proposed as directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person’s successor is elected or appointed. You can vote for all of these proposed directors, vote for some of them and withhold for others, or withhold for all of them.

The following tables set out information about each director’s summary career profile, their Board Committee memberships (the “Board Committee Membership” or “Board Committee”), meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, Stock Options, Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”) or Warrants of the Corporation.

2016 Management Information Circular	7

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at March 30, 2016. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity, with the exception of Mr. Christopher C. Curfman, being a new nominee proposed for election as director of the Corporation.

The Corporation has adopted a majority voting policy, which is further described in the Circular under the heading “Statement of Corporate Governance Practices - Majority Voting Policy for Election of Directors”.

8	2016 Management Information Circular

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110 respecting Audit Committees (“RRegulation 52-110”).
(2)

“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TTSX”) on March 29, 2016, being $13.81, by the number of Common Shares and DSUs held as at such date.

2016 Management Information Circular	9

VICTOR H. BRADLEY

Age: 79
Monte Carlo, Monaco
Director since: April, 2014

Independent[(1)]

2015 Annual and Special Meeting
Votes in favour: 99.23%

Mr. Victor H. Bradley brings over 50 years of leadership experience in the mineral industry. A professional accountant by training, Mr. Bradley has played financial leadership roles early in his career and has founded several mining companies. He is the founder of Yamana Gold Inc. (1994), where he held the positions of Chief Executive Officer, Chairman and Lead Director. He is a former Chairman of Osisko Mining Corporation (2007-2014) and has held several directorships of emerging mining companies.

Educated in England, Mr. Bradley is a Chartered Professional Accountant and began his professional career as a member of the Québec Institute of Chartered Accountants in 1960.

Public Board Membership in the past 5 years and Interlocking Directorships

- Nevada Copper Corp. – No interlock
- Osisko Mining Corporation (2006 – 2014)
- B&A Fertilizers Limited (2011 – 2013)

Areas of Expertise

- Financial
- Mergers and Acquisitions
- Technical/Mining
- Government Relations
- General Management
- International Business
- Corporate Governance
- Human Resources
- Sustainability

Attendance (Overall attendance 96%)

Board and Committee Membership	*Regular*	*Special*
• Board of Directors	5/5	9/10
• Audit Committee	5/5	—
• Human Resources Committee *(Chair)*	5/5	—

Common Shares, Deferred Share Units and Warrants

Common Shares	*DSUs*	*Warrants*	*Total Common Shares, DSUs and Warrants*	*Minimum Share Ownership Level met (✓) or time limit to meet level*	*Total Market Value of Common Shares, DSUs and Warrants*[(2)]
3,000	21,193	Nil	24,193	✓	$334,105

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)

“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, by the number of Common Shares and DSUs held as at such date.

10	2016 Management Information Circular

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)	Sits on the Board of Directors as a representative of the Corporation, which is a significant investor in those companies.
(3)

“Total Market Value of Common Shares, RSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, by the number of Common Shares and RSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 29, 2016, being $2.08, by the number of Warrants also held at such date.

(4)

“Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

2016 Management Information Circular	11

Note:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.

12	2016 Management Information Circular

Note:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)

“Total Market Value of Common Shares, RSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, by the number of Common Shares and RSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 29, 2016, being $2.08, by the number of Warrants also held at such date.

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Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)	Mr. Gaumond became a director of the Corporation in February 2015, following the transaction with Virginia.
(3)

“Total Market Value of Common Shares, RSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, by the number of Common Shares, RSUs and Warrants held as at such date.

(4)	Such options being replacement Osisko options offered to Virginia option holders.
(5)

“Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

14	2016 Management Information Circular

Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)	Mr. Labbé became a director of the Corporation in February 2015, following the transaction with Virginia.
(3)

“Total Market Value of Common Shares, RSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, by the number of Common Shares and RSUs held at such date and adding the proceeds obtained by multiplying the closing price of the Warrants on the TSX on March 29, 2016, being $2.08, by the number of Warrants also held at such date.

(4)

The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia Mines Inc. and 9081798 Canada Inc. which took effect on February 17, 2015.

(5)

“Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

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Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)

“Total Market Value of Common Shares, DSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, by the number of Common Shares, DSUs and Warrants held as at such date.

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Notes:
(1)	“Independent” refers to the standards of independence established in the Regulation 52-110.
(2)	Sits on the Board of Directors as a representative of the Corporation, which is a significant investor in those companies.
(3)

“Total Market Value of Common Shares, RSUs and Warrants” is determined by multiplying the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, by the number of Common Shares, RSUs and Warrants held as at such date.

(4)

“Value of Options Unexercised” is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on March 29, 2016, being $13.81, and the exercise price of the options, multiplied by the number of unexercised options held as at such date.

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2015 BOARD AND COMMITTEE ATTENDANCE RECORD

The table below reflects the record of attendance by directors at meetings of the Board of Directors and its standing Committees, as well as the number of Board and Committee meetings held during the most recently completed financial year:

Member (1)	ATTENDANCE – 2015 MEETINGS											TOTAL
	Board of Directors		Governance and Nomination Committee		Audit Committee		Human Resources Committee		Sustainability Committee		Committees	Overall
	Number	%	Number	%	Number	%	Number	%	Number	%	Number and %	Number and %
BERTRAND, Françoise	15/15	100	—	—	—	—	5/5	100	3/3	100	8/8 100%	23/23 100%
BRADLEY, Victor H.	14/15	93	—	—	5/5	100	5/5	100	—	—	10/10 100%	24/25 96%
BURZYNSKI, John	15/15	100	—	—	—	—	—	—	—	—	—	15/15 100%
FERSTMAN, Joanne	15/15	100	3/3	100	5/5	100	5/5	100	—	—	13/13 100%	28/28 100%
GAUMOND, André(1)	11/12	92	—	—	—	—	—	—	3/3	100	3/3 100%	14/15 93%
LABBÉ, Pierre(2)	12/12	100	3/3	100	5/5	100	—	—	—	—	8/8 100%	20/20 100%
PAGE, Charles E.	14/15	93	3/3	100	5/5	100	5/5	100	3/3	100	16/16 100%	30/31 97%
ROOSEN, Sean	14/15	93	—	—	—	—	—	—	3/3	100	3/3 100%	17/18 94%
TOTAL (%):	96%		100%		100%		100%		100%		100%	97%

NOTES:
(1)	Mr. André Gaumond was appointed to the Board of Directors on February 17, 2015.
(2)	Mr. Pierre Labbé was appointed to the Board of Directors on February 17, 2015.

The table below displays the total number of private sessions held by directors during the most recently completed financial year:

	Board of Directors	Audit Committee	Human Resources Committee	Governance and Nomination Committee	Sustainability Committee
Number of Private Sessions held:	6	3	4	1	1

A private session is included in the agenda of every Board and Committee meeting and the directors or the Committee members have the prerogative to hold such private session or not at their discretion. At the request of the directors or the Committee members, attendance of certain members of management of the Corporation may be required from time to time.

DIRECTOR COMPENSATION

RETAINER, ATTENDANCE FEES AND SHARE-BASED REMUNERATION

At its formation, the Human Resource Committee (the “Committee”) mandated PCI Perrault Consulting Inc. (“PCI”) to assist in the establishment of a compensation to attract and retain key individuals to serve on the Board of Directors of the Corporation. Since inception, there has been no changes in the remuneration of Directors, and the Corporation continues to monitor on-going remuneration generated by the Corporation’s personnel through the analysis of public filings and industry studies.

The Committee recommends how directors will be compensated for their services as directors. The Committee recommends the granting of DSUs in such amounts and upon such terms as may be recommended by the Committee and approved by the Directors of the Corporation from time to time.

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An annual retainer and attendance fees for Board and Committee service are paid on a quarterly basis to Non-Executive Directors only.

The Board of Directors makes fixed value DSU grants to Non-Executive Directors. The Board of Directors adopted the DSU Plan (the “DSU Plan”), which is further described below under the heading “Deferred Share Unit Plan”, and elected to fix an annual value to such grant at approximately $120,000 for the Non-Executive Board members and $180,000 for the Lead Director. Furthermore, each new Non-Executive Director is granted an initial one-time grant having a value of $200,000. The Lead Director is granted an initial one-time grant having a value of $300,000. Such initial DSU grants (the “Initial DSU Grants”) are consistent with the practice of welcoming new Non-Executive Board members by making an initial long term incentive award.

Non-Executive Directors are not eligible to receive stock option grant and those currently outstanding (being replacement Osisko options offered to Virginia option holders), will expire at the latest on July 11, 2024.

During the financial year ended December 31, 2015, as described in the table below, each Non-Executive Director received a retainer of $40,000 (on a per annum basis) and the Lead Director of the Board received an additional retainer of $60,000 (on a per annum basis). The chairs of the Audit Committee, Governance and Nomination Committee and Human Resources Committee received a retainer of $20,000, $10,000 and $10,000, respectively, (on a per annum basis) and the other members of the Audit Committee, Governance Committee and Human Resources Committee received an annual retainer of $5,000 (on a per annum basis). In addition, directors received an additional $1,500 for each Board and committee meeting they attended.

ANNUAL RETAINERS — Board	RETAINERS AND FEES ($)
Non-Executive Director of the Board	40,000
Additional retainer allocated to the Lead Director of the Board	60,000
ANNUAL RETAINERS — Committees/Members and Chairs	($)
Chair of the Audit Committee	20,000
Chair of all other Committees	10,000
Non-Executive Member of a Committee	5,000
PER MEETING FEES — Attendance/Travel	($)
Board and Committee Meeting Attendance Fees (in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee (payable to non-executive directors who are required to travel for at least four hours to attend a meeting)	1,000
DSUs — Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board	180,000
Annual grant to a Non-Executive Director of the Board	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a New Non-Executive Director	200,000

DIRECTOR COMPENSATION TABLE

The total value of retainers, attendance fees and share-based awards paid by the Corporation to Non-Executive Directors in respect of meetings of the Board and its standing Committees during the most recently completed financial year is $1,281,753. The following table provides a summary of the compensation received by each Non-Executive Director of the Corporation for the most recently completed financial year:

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Name(1)	Fees Earned ($)	Share- Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation(3) ($)	Total ($)
Françoise Bertrand	89,500	120,000	—	—	—	—	209,500
Victor H. Bradley	91,000	120,000	—	—	—	6,000	217,000
Joanne Ferstman	172,000	180,000	—	—	—	—	352,000
Pierre Labbé(4)	73,253	200,000	—	—	—	—	273,253
Charles E. Page	110,000	120,000	—	—	—	—	230,000

NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation, Mr. John Burzynski, Senior Vice President, New Business Development and Mr. André Gaumond, Senior Vice President, Northern Development do not receive any compensation as directors of the Corporation. Messrs. Roosen’s, Burzynski’s and Gaumond’s compensation are further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)

Share-based awards in the form of Initial DSU Grants were made under the DSU Plan as fully described under the heading “Long term Incentive Compensation”. The value price of each DSU at the date of grant, as per the terms of the DSU Plan, was $15.80 for all Non-Executive Directors, with the exception of Mr. Labbé who was granted DSUs upon his appointment in February 2015 at a price of $17.44.

(3)	Directors traveling more than 4 hours to attend meetings are entitled to a $1,000 per diem.
(4)	Mr. Pierre Labbé was appointed to the Board of Directors on February 17, 2015. Therefore, the retainer and attendance fees payments took effect upon his appointment.

The following table sets forth in detail each component of the total retainer, attendance fees and per diem paid to each Non-Executive Directors during the financial year ended December 31, 2015:

Annual Retainer				Attendance Fees and Per Diem

	Board	Committee	Committee	Board	Committee	Per	Total
	Member	Member	Chair	Meetings	Meetings	Diem	Fees
Name(1)	($)	($)	($)	($)	($)	($)	($)
Françoise
Bertrand	40,000	5,000	10,000	22,500	12,000	—	89,500
Victor H.
Bradley	40,000	5,000	10,000	21,000	15,000	6,000	97,000
Joanne
Ferstman	100,000	10,000	20,000	22,500	19,500	—	172,000
Pierre
Labbé(2)	34,603	8,650	—	18,000	12,000	—	73,253
Charles E.
Page	40,000	15,000	10,000	21,000	24,000	—	110,000
TOTAL:	254,603	43,650	50,000	105,000	82,500	6,000	541,753

NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation, Mr. John Burzynski, Senior Vice President, New Business Development and Mr. André Gaumond, Senior Vice President, Northern Development do not receive any compensation as directors of the Corporation. Messrs. Roosen’s, Burzynski’s and Gaumond’s compensation are further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)	Mr. Pierre Labbé was appointed to the Board of Directors on February 17, 2015. Therefore, the retainer and attendance fees payments took effect upon his appointment.

Deferred Share Unit Plan

The Corporation’s DSU Plan, which is in effect since the date of its assent, April 30, 2014, was adopted to enhance the Corporation’s ability to attract and retain talented individuals to serve as members of the Board of Directors or as officers and executives of the Corporation and its subsidiaries and to promote alignment of interests between such individuals and Shareholders of the Corporation.

The Board of Directors may grant DSUs on a discretionary basis. The number of DSUs credited to a director’s account is calculated on the basis of the closing price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant. Additional DSUs will automatically be granted to each participant whenever dividends are paid on the Common Shares of the Corporation.

20	2016 Management Information Circular

As at December 31, 2015, the aggregate value of DSUs outstanding and granted to the Corporation’s Non-Executive Directors was $1,445,849.

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each Non-Executive Director, information regarding option-based and share-based awards outstanding as at December 31, 2015.

	Option-based awards				Share-based awards(2)
Name(1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(3) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(3) ($)
Françoise Bertrand	—	—	—	—	7,600	103,892	180,444
Victor H. Bradley	—	—	—	—	7,600	103,892	183,178
Joanne Ferstman	—	—	—	—	11,400	155,838	274,767
Pierre Labbé(4)	3,613 3,613 3,650 3,648 3,656 3,654 3,652 3,658 3,659 1,563	13.62 13.93 10.58 10.73 9.79 9.83 9.98 8.35 7.84 6.09	2024-07-11 2024-01-15 2023-07-29 2023-01-15 2022-07-13 2022-01-13 2021-07-15 2021-01-18 2020-07-19 2020-01-15	181 — 11,279 10,725 14,185 14,031 13,476 19,461 21,332 11,848	—	—	156,768
Charles E. Page	—	—	—	—	7,600	103,892	183,178

NOTES:
(1)

Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation, Mr. John Burzynski, Senior Vice President, New Business Development and Mr. André Gaumond, Senior Vice President, Northern Development of the Corporation do not receive any compensation as directors of the Corporation. Their compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.

(2)	All DSUs granted by the Corporation in 2015 vest on the day prior to the next annual meeting of Shareholders following such grant.
(3)	The closing price of the Common Shares of the Corporation on the TSX on December 31, 2015 was $13.67.
(4)

Mr. Pierre Labbé was appointed to the Board of Directors on February 17, 2015. The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia Mines Inc. and 9081798 Canada Inc. which took effect on February 17, 2015. The Corporation made an initial one-time share-based award under the DSU Plan to Mr. Pierre Labbé, a Non-Executive Director during the financial year ended December 31, 2015.

Options Exercised during the Year

No options were exercised during the financial year ended December 31, 2015, other than the replacement Osisko options to Virginia option holders displayed below. Under the Corporation’s Stock Option Plan, Non-Executive Directors are not eligible to stock option grant.

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Market Value Upon Exercise ($)	Gain Realized(1) ($)
Pierre Labbé	10,067	7.70	18.22	105,905
	2,100	6.09	18.22	25,473

Note:
(1)	The gain realized is calculated based on the difference between the closing price upon exercise and the exercise price of the Options, multiplied by the number of Options so exercised.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no proposed director is, at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

2016 Management Information Circular	21

To the Corporation’s knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION GOVERNANCE

The Osisko Board is responsible for approving compensation objectives and the specific compensation programs for policies and practices of Osisko. The Committee is a standing committee of the Board of Directors of the Corporation. The Committee is responsible for recommending to the Board of Directors, monitoring and reviewing compensation programs for senior executives, such as the Chair of the Board and Chief Executive Officer and the other Named Executive Officers of the Corporation (collectively the “Named Executives”).

The Committee has the responsibility to analyze all matters related to ensuring a strong leadership role in the continuous development of the Corporation and the creation and maximization of value for the Shareholders. The Committee uses discretion and judgment when determining compensation levels as they apply to a specific executive officer. Individual compensation may be based on individual experience and performance or other criteria deemed important by the Committee, including keeping a “team” approach for the senior executive of the Corporation. In order to meet Osisko’s objectives, the Committee is guided by:

•	attracting and retaining highly qualified individuals in key positions in order to develop and execute the strategic plan of the Corporation to maximize shareholder value;
•	aligning employee compensation with the Corporation’s corporate objectives;
•	establishing a competitive compensation package that will reward the executives for achieving the short-term and long term objectives approved by the Board in order to maximize shareholder value;
•	maintaining the entrepreneurial and team spirit that have served and continue to serve the Corporation well; and
•	attracting and developing a talent pool that allows for orderly succession planning.

Composition of the Human Resources Committee

The Committee is currently comprised of the following four directors: Mr. Victor H. Bradley (Chair), Ms. Joanne Ferstman, Ms. Françoise Bertrand and Mr. Charles E. Page, all of whom are independent as defined under Regulation 52-110.

22	2016 Management Information Circular

Relevant Education and Experience

The Board recognizes the importance of appointing independent, knowledgeable and experienced members to the Committee, who have the necessary background in executive compensation and risk management to fulfill the Committee’s duties and responsibilities. All members of the Committee have extensive experience as described in the directors’ candidates biographies outlined previously. Specifically, they bring the following experience and skills set to the Committee:

Mr. Victor H. Bradley (Chair)
Mr. Bradley has over 50 years of experience in the mineral industry. He has also participated in the creation of a number of mineral exploration and development companies and is very knowledgeable in the skills and attributes necessary to create sustainable value in the industry. As a professional accountant, Mr. Bradley also brings risk management insight to the Committee. Mr. Bradley has extensive experience as chair and member in Human Resources/Compensation Committees of public companies.

Ms. Joanne Ferstman
Ms. Ferstman’s experience includes the development, implementation and maintenance of compensation programs in the financial industry as well as negotiation and terms of executive employment. As a professional accountant, Ms. Ferstman also has experience in risk management with respect to compensation management. She is Chair of the Corporation’s Audit Committee and has many years of experience as chair and member of Human Resources/Compensation Committees of other public companies. She meets regularly with external compensation consultants and is up to date on compensation trends and philosophies.

Ms. Françoise Bertrand
Ms. Bertrand has extensive experience in leadership roles of public, private and not for profit organizations. She brings compensation and talent management insights to the Committee. Ms. Bertrand has previous experience on Human Resources/Compensation Committees, including chairing the Compensation Committee of a large entrepreneurial public media company.

Mr. Charles E. Page
Mr. Page brings to the Committee more than 40 years of experience in the mineral industry with particular insights in the management of emerging exploration companies and creation of value in the sector. As a professional geologist, he also provides technical insights in the risk management to the Committee and is a member of the Human Resources/Compensation Committees of other public companies.

Work Performed by the Human Resources Committee

The following summarizes the work highlights performed by the Committee in 2015 and beginning of 2016:

Compensation Matters

•

reviewed the 2014 performance assessment and incentive awards for Named Executives and recommended to the Board approval of the 2015 annual payout pursuant to the short-term incentive program based on the evaluation of achievements vis-à-vis the 2014 corporate objectives;

•

reviewed and recommended to the Board to approve the 2015 corporate objectives concerning the short-term incentive program and the long-term objectives for Named Executives and monitored performance toward achievement thereof on an on-going basis throughout 2015;

•	reviewed and recommended to the Board to approve the 2015-2018 long term performance objectives and their weighing in connection with part of the 2015 grant of RSUs;
•	reviewed the long-term incentive programs and recommended to the Board to approve the annual grants (options and RSUs) pursuant to the long-term incentive program;
•	reviewed and recommended to the Board to approve an employee share purchase plan to align interest of employees with those of the Corporation’s shareholders;
•	monitored the integration of Virginia Mines Inc. (“Virginia”) employees following the acquisition of all issued and outstanding common shares of Virginia;
•	reviewed the DSU Plan and the Restricted Share Unit Plan (the “RSU Plan”);
•	reviewed and recommended to the Board to approve a Policy on Recovery of Incentive Compensation;

2016 Management Information Circular	23

•	monitored management’s process to establish an effective succession planning;
•	monitored development in talent management, remuneration practices and governance related thereto;
•	reviewed and recommended to the Board to approve salary increase for senior executives;
•

reviewed the 2015 performance assessment and incentive awards for Named Executives and recommended to the Board approval of the 2016 annual payout pursuant to the short-term incentive program based on the evaluation of achievements vis-à-vis the 2015 corporate objectives; and

•	reviewed and assessed the Chief Executive Officer performance.

Governance and Administrative Matters

•	Reviewed the securities ownership guidelines;
•	reviewed the Charter of the Human Resources Committee and approved the 2016 annual work program;
•	considered and recommended approval to the Board of the appointment of officers; and
•	reviewed and recommended to the Board to approve the compensation disclosure contained in the management information circular.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation was created as part of the corporate transaction between Agnico Eagle Mines Ltd. (“Agnico Eagle”), Yamana Gold Inc. (“Yamana”) and Osisko Mining Corporation (“Osisko Mining”) in response to a non-solicited takeover bid (the “Osisko Transaction”). The Osisko Transaction was announced on April 16, 2014 (the “Announcement Date”). Upon Closing of the Osisko Transaction, certain key senior executives employed by Osisko Mining were hired by the Corporation.

In 2014, the Committee has focused on ensuring that the senior management team that had successfully created significant value for Osisko Mining be hired given their knowledge of the industry, their past execution track record and their demonstrated ability to work as a team in an entrepreneurial culture. This team also brought their extensive knowledge and understanding of the assets of the Corporation. The Committee also recognizes the positive benefits from having the entrepreneurial spirit of Messrs. Roosen, Burzynski and Coates assisted by Ms. Lévesque and Mr. de la Plante. These individuals were responsible for the identification, negotiation and financing related to the Corporation’s business combination with Virginia.

In 2015, as part of the continuing development of the Corporation in order to position it for growth, the Committee assessed the integration of the Virginia team and proceeded with the appointment of additional officers to the Corporation to complement original senior management’s skill sets and experiences.

One of the key responsibilities of the Committee in establishing an adequate compensation for the Named Executives is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize shareholder value while ensuring that such compensation rewards the executives for achieving the short-term and long-term objectives approved by the Board.

Compensation Philosophy

Our compensation philosophy and principles are based on the evolution of regulatory and standardized frameworks and the implementation of new best practices as closely monitored by the Committee. The Committee, in conjunction with the Board, has reviewed, considered and based its decision-making on executive compensation approaches to ensure proper alignment with the long-term interest of the Corporation’s Shareholders.

Based on the foregoing, the Board of Directors consistently recognized the integrated and varying roles deriving from the direct responsibility among the Named Executives in managing a fast growing and increasingly complex company.

The Corporation believes that their responsibilities are best executed through their actions as a group. The creation of a new company operating in a new field dominated by few large competitors presents significant challenges, including the implementation of an efficient management structure in order to ensure the growth of the Corporation. In addition, the business plan of the Corporation, which includes diversification of its revenues, investment in emerging junior mining companies, acquisition of royalty interests and revenue streams have offered additional challenges to the Named Executives who have been and will continue to be called upon playing various roles in several fields of activity.

24	2016 Management Information Circular

For these reasons, the Corporation advocates a team approach for the compensation of the Named Executives. Performance monitoring of Named Executives over the first eighteen months of existence of the Corporation confirmed the validity of this approach. In addition, based on recommendation of the Committee, the Board of Directors approves the corporate objectives for Named Executives of the Corporation and has determined them to be collective goals given that accomplishment thereof cannot be assessed from a purely individual standpoint.

The Committee, in agreement with the Chair of the Board and Chief Executive Officer, determined to assess the Named Executives’ compensation mostly on a team approach basis, given that the success of the Corporation is founded on its ability to grow and because of the relatively small size of the executive team, such growth is only possible through participation of all Named Executives. This approach has also proven to be very successful with the Named Executives. The Committee received from Mr. Sean Roosen, Chair of the Board and Chief Executive Officer of the Corporation, recommendation for achievement of the 2015 key objectives and reviewed such recommendation with management and in private and assessed the Named Executives’ performance as a team. Mr. Roosen is also included as part of the “team approach” in assessing the 2015 key objectives. The Board’s approach in determining the remuneration of the Named Executives is aiming at ensuring proper alignment with the best interest of the Corporation’s Shareholders.

Independent Compensation Consultants

To assist in the establishment of the original compensation program for directors and senior management, the Corporation mandated PCI in July 2014 to provide market data and suggest competitive policies to attract and retain key management personnel.

In 2015, the Corporation did not retain the services of an independent compensation consultant to review and advise the Committee in connection with the review of base salaries for the Named Executives; this review and compilation was performed by management and submitted to the Committee for consideration.

Market Comparators

In connection with the annual review of the base salaries of the Named Executives performed in June 2015, management of the Corporation established, using publicly available information, a comparator group based on the following criteria (it should be noted that revenues were not retained as a key criteria because the Corporation is an emerging company):

•	Corporate activity (i.e. mining operations or royalty sector)
•	Stage of development of the company
•	Market capitalization
•	Asset base
•	Canadian based companies

Based on such criteria, management has retained the following fourteen companies (the “2015 Peer Group”) as its market comparators based on the following metrics:

2016 Management Information Circular	25

			Market
	Sector	Assets(1)	Capitalization
Companies	Royalty
	Operating	as at	as at
	Development	March. 31, 2015	June 8, 2015
	as at June 8, 2015	($CAD million)	($CAD million)
Intermediate Gold Producer
Detour Gold Corporation	Operating	2,489	2,511
IAMGOLD Corporation	Operating	5,246	1,049
New Gold Inc.	Operating	4,956	1,996
Emerging Producer
Alamos Gold Inc.	Operating	1,118	945
AuRico Gold Inc.	Operating	2,898	887
B2 Gold Corp.	Operating	2,613	1,936
Lake Shore Gold Corp.	Operating	628	536
SEMAFO inc.	Operating	939	1,020
Torex Gold Resources Inc.	Development	1,329	864
Royalty Companies
Altius Minerals Corporation	Royalty	425 (2)	462
Franco-Nevada Corporation	Royalty	4,277	9,362
Labrador Iron Ore Royalty Corporation	Royalty	716	1,055
Sandstorm Gold Ltd.	Royalty	539	482
Silver Wheaton Corp.	Royalty	6,681	9,340
Average	N/A	2,490	2,337
P25	N/A	772	870
Median	N/A	1,909	1,035
P75	N/A	3,933	1,981
Osisko Gold Royalties Ltd	Royalty	1,080	1,653

NOTES:
(1)	Data collected from publicly available information as submitted to the Committee on June 30, 2015.
(2)	As at January 31, 2015.

With the exception of Callinan Royalties Corporation (acquired by Altius Minerals Corporation), Virginia Mines Inc. (acquired by the Corporation), Argonaut Gold Inc. (excluded on metrics considerations) and Royal Gold, Inc. (US based company), all companies forming part of the 2014 peer group are included in the 2015 Peer Group. The following companies were added to the 2015 Peer Group: Detour Gold Corporation, IAMGOLD Corporation, New Gold Inc., Alamos Gold Inc., B2 Gold Corp. and Torex Gold Resources Inc. The 2015 Peer Group represents companies that could offer similar challenges and require the skill sets of the Corporation’s Named Executives.

The Corporation’s positioning within the 2015 Peer Group is qualified as follows:

o	the market capitalization is positioned between the median and the P75 (75th percentile) of the 2015 Peer Group; and
o	total assets stand between the P25 (25th percentile) and the median of the 2015 Peer Group.

The Committee took into consideration the financial and asset value metrics of the 2015 Peer Group and Osisko’s comparable metrics, as well as the team’s experience and skills and the Corporation’s ambitious business plan in order to establish the Corporation’s total compensation target above the 75th percentile level.

Based on a review of the total compensation of the C-Suite for the 2015 Peer Group published in their respective Management Information Circular for the year 2014, the Committee noticed that the Named Executives are generally ranking above the 75th percentile. This result is explained by the fact that long-term incentive grants made to the Named Executives in 2014 were greater than the targeted ratio of 50% of their total remuneration in order to offset lower base salary and provide a long-term retention tool, given that the Corporation was in its first year of operations. This is further evidenced by the fact the base salary of the Named Executives is ranking between the 25th percentile and the median of the 2015 Peer Group.

26	2016 Management Information Circular

This recommendation relating to the composition the 2015 Peer Group was prepared by management and presented to and reviewed by the Committee in June 2015. The Committee reviewed the proposed composition of the peer group and, further to its deliberation, concluded that this proposed composition was forming an adequate basis to compare the Corporation’s remuneration to that of such peers. Further to such review, the Committee compared the Named Executives’ base salary with that of the 2015 Peer Group and recommended an adjustment to the Named Executives’ base salary for 2015 in order to establish adequate compensation to ensure a strong leadership role of the Named Executives in the growth of the Corporation and the creation and maximization of value for the Shareholders.

The adjustment to the base salary of the Named Executives is more specifically addressed under the heading “Base Salary” below.

2015 Compensation Advisory Fees

The following table illustrates in detail the components of the advisory fees incurred by the Corporation for compensation consultants in 2015 and in 2014:

Advisory Consulting Firm	Fees incurred in 2015	Fees incurred in 2014
PCI-Perrault Consulting Inc. Proxy related matter	$1,800	Nil
Compensation consulting services	Nil	$42,461

Compensation Policy

As is typical in the mining industry, the Corporation’s executive compensation policy is comprised of a combination of cash and stock option grants and RSU grants to Named Executives. The Committee may also award DSUs to Named Executives on an ad hoc basis but has not done so to date.

The combination of base salaries, annual incentive, option grants and RSU grants (which are full value phantom shares, payable in cash as at the end of the three-year vesting period), reflects the Corporation’s evolving nature and is intended to attract and retain talent in a competitive employment market. Grant of options and RSUs to Named Executives are made on an annual basis, generally following the annual meeting of Shareholders. For any grant, options vest as to one third of the total grant at each of the first three anniversaries of such grant. RSU grants are subject to the following vesting terms: one half (1/2) is time-based and vests on the third anniversary of such grant while the remaining half (1/2), which also vests on the third anniversary of such grant, is also subject to the achievement of approved Long Term Objectives over a three-year period (as more thoroughly described below under the heading “Long-Term Incentive Compensation”). The Committee considers that such performance criteria improves Named Executives’ alignment with Shareholders’ interests and further promotes value creation.

RSUs, and potentially DSUs, also enable the Corporation to balance the ratio of long-term to short term compensation to levels commensurate with mining royalty companies and to enhance Named Executives’ alignment with Shareholder value creation while limiting Shareholder dilution. The RSU Plan and the DSU Plan are further described under the heading “Long-Term Incentive Compensation” below.

Components of the Compensation Program

The compensation program consists of the four following distinct elements aiming at providing adequate compensation in order to ensure alignment of senior executive’s interest with those of the Corporation’s Shareholders:

2016 Management Information Circular	27

Components of Compensation	As % of Total Compensation
	2014(1)	2015	Target
Base Salary	14 to 17	23	25
Annual incentive (bonus) compensation	21 to 24	25 to 31	25
Long-term incentive compensation	59 to 65	46 to 52	50
Benefits	< 1	< 1	< 1

NOTE:
(1)	Based on annualized data.

Management of Compensation Risks

The Committee structures the components of the compensation program in order to generate adequate incentives to increase Shareholders value in the long-term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risk related to compensation structure, the Committee establishes the total compensation of the Named Executives based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives in order to maximize shareholders value.

The fixed component of the Named Executives’ compensation is essentially composed of the base salary which represents 25% of their total compensation. The components forming the remaining 75% aim at rewarding short to long-term objectives and are composed of an annual incentive (100% performance based on a yearly basis), grant of RSUs (one half of which is performance based on a 3-year period) and grant of stock options. For the first year of operation, the fixed portion was however set at a lower percentage of between 15% and 18% in order to take into account the financial situation of the Corporation and to better align interests of the Named Executives with those of the Shareholders as regards to the long term growth of the Corporation. Accordingly, the long term incentive grants were at a higher level than what the Committee expects going forward in order to recognize the establishment of the Corporation and wanting to ensure that the Named Executives had substantial long term equity incentives. Further to an adjustment of the base salary of the Named Executives effective July 1st, 2015, the fixed component of the Named Executives’ compensation now represents 23% of their total compensation.

The annual incentive compensation is measured against the achievements of specific corporate objectives established by the Committee at the beginning of each year. The 2015 objectives reflect, among other things, investing capital to grow the Corporation’s assets and enhance its market capitalization, advance projects in which the Corporation has a direct or indirect interest, securing new financing to strengthen its capital base, outperform the TSX – Gold Index by 10% and increase the dividend payout rate. The key objectives have been set to position the Corporation for growth and to maximize Shareholder value through the collective effort of the management team. In order to manage compensation risks related to annual incentive compensation, the Committee implemented in 2015 a policy on recovery of incentive compensation (as more fully described under the heading “Policy on Recovery of Incentive Compensation” below).

The long-term compensation comprises RSUs and stock options. The Committee considers that the granting and vesting policies provide sufficient incentives to motivate the Named Executives in the long term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders.

Stock options vest over a three year period and have a five year term. The Committee considers that these characteristics provide sufficient incentives to motivate the Named Executives in the long term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders.

28	2016 Management Information Circular

Within the scope of ensuring best practices, the Committee adopted formal securities ownership guidelines in 2015 in order to further align the long-term interests of the Shareholders, provided that the calculation of the minimum shareholding be based on:

(i)	the higher of the acquisition cost or market value of shares;
(ii)	the higher of the issue price or market value with respect to DSUs and RSUs; and
(iii)	with respect to RSUs, only those which are exclusively subject to time-based vesting shall be used in the determination of the minimum securities ownership.

Additional information on the securities ownership guidelines is provided under the heading “Securities Ownership”.

Also, as part of the risks review presented to the Corporation’s Audit Committee, none was related to compensation among all risks identified. As Ms. Joanne Ferstman, Messrs. Victor H. Bradley and Charles E. Page are all members of the Audit Committee and of the Committee, they bring their knowledge, experience and insight on risk issues to the Committee. Any identified risks related to human resources and compensation of management are transmitted to the Committee which is responsible to follow-up on the implementation of the recommendations according to established priorities. The Committee then reports the results back to the Board of Directors.

Based on the review performed in the last financial year, no risks associated with the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation were identified. The Committee considers that the procedures and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would reasonably likely have a material adverse effect on the Corporation. The Committee will continue to monitor and review the Corporation’s compensation policies and practices annually to ensure that no component of the Named Executives’ compensation constitute a risk.

The compensation components are detailed below. The Corporation has not adopted any retirement plan or pension plan for its directors and officers.

Base Salary

The Corporation’s policy is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers’ experience, competencies and track record of accomplishments and preserving a "team approach" toward remuneration. Salary levels therefore reflect the overall corporate performance of the Corporation, comparative market data and individual performance. The salaries of the Named Executives are reviewed and, as applicable, adjusted yearly by the Committee considering the overall corporate performance of the Named Executives team and the comparator group metrics. As the Corporation began its operations on June 16, 2014, initial salaries for the Named Executives were set on July 30, 2014 with effect as of June 16, 2014.

On June 30, 2015, further to recommendation by management of the Corporation to take into account the growth achieved by the Corporation in its first year of existence, the Committee reviewed and compared the base salary of the Named Executives based on the corresponding metrics of the 2015 Peer Group and decided to approve base salary increases totalling between 2.0% and 11.1% . The base salary of the Named Executives now totals 23% of their total compensation which is consistent with the Corporation’s target aiming at establishing the fixed component of their compensation at 25% of their total compensation.

The Committee considers that the adjusted salaries are aligned with the current market and reflect the Named Executives’ scope and responsibilities associated with their role in the Corporation’s evolution.

2016 Management Information Circular	29

Named Executives	2015 Annual Base Salary(1) ($)	2014 Annual Base Salary ($)(3)
Sean Roosen, Chair of the Board and Chief Executive Officer	500,000	450,000
Bryan A. Coates, President	375,000	350,000
Elif Lévesque, Chief Financial Officer and Vice President, Finance	280,500	275,000
John Burzynski, Senior Vice President, New Business Development(2)	375,000	350,000
André Gaumond, Senior Vice President, Northern Development	375,000	N/A

NOTES:
(1)	The annual salaries of the Named Executives were in effect as of July 1st, 2015.
(2)

An amount of $90,000 was charged back by the Corporation to an investee company (Oban Mining Corporation) as a result of Mr. Burzynski having been appointed to an executive position in Oban Mining Corporation on August 25, 2015.

(3)	The 2014 amounts are annualized.

As part of its business model and strategy for growth, the Corporation invests in associated companies and, as a result, members of management, including certain Named Executives, may, from time to time, be appointed to executive positions in such investee companies. The Corporation may allocate and charge back a portion of such Named Executive’ base salary to such investee company or, as applicable, take into account the remuneration paid by such investee company to such Named Executive in reviewing and establishing total compensation. Accordingly, as Oban Mining Corporation (“Oban”) became an investee company of the Corporation and because Mr. Burzynski was appointed to an executive position in Oban on August 25, 2015, part of his base salary totalling $90,000 was charged back to Oban Mining Corporation in 2015. In addition, part of Mr. Burzynski’s 2015 bonus paid in 2016 will also be charged back to Oban.

Annual Incentive Compensation

The Committee believes that long-term growth of value for Shareholders is derived from the execution of short and long-term approved strategic initiatives.

The short-term incentive program for the Named Executives is based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, at its full discretion, based on recommendation of the Committee. While the target for annual incentive compensation for Named Executives has been contractually established at 100% of their respective base salary, the Board of Directors retains full discretion in assessing such achievement and may approve an award in excess of such target. In addition, the Board may also factor in individual achievement, if warranted.

As part of its duties and responsibilities and in conjunction with year-end assessments, the Committee will review the realization of the Corporation’s objectives and meet with management to discuss and consider each element contained in the corporate objectives. The Committee also meets in private to discuss this matter.

As was the case in 2014, the Corporation’s 2015 short-term key objectives (the “2015 Key Objectives”) were grouped under four general goals including assets growth, maintain and strengthen financial position, enhance Shareholders returns and maintain leadership in sustainability. The following specific objectives were underlying these four goals:

Assets Growth

i)	Invest capital to secure new royalties and revenue streams or significant positions in royalty and revenue stream target companies to enhance the market value of the Corporation;
ii)	Enhance the quality of the equity and investment portfolio;
iii)	Advance projects;
iv)	Enhance gold resources portfolio of investee companies and assets;

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Financials

v)	Complete new financing agreement to strengthen the capital base;
vi)	Increase market capitalization to $2 billion;
vii)	Maintain solid financial position;
Shareholders Returns
viii)	Outperform the TSX – Gold Index by 10%;
ix)	Increase dividend payout rate by 10%; and
Sustainability
x)	Maintain an industry leadership in sustainability.

The 2015 Key Objectives are described in more detail below and a summary table shows the allocation approved by the Committee in 2015 and the level of achievement as assessed by the Committee at the beginning of 2016.

ASSETS GROWTH

(i)	Invest capital to secure new royalties and revenue streams or significant positions in royalty and revenue stream target companies

(a)

The Corporation acquired 9.75% in Labrador Iron Ore Royalty Corporation (“LIF”). LIF owns 7% gross royalty interest on sales and 15% direct ownership in Iron Ore Company of Canada (“IOC”). IOC has been in operations for over 50 years and has more than 30 years of reserve. During the financial year, the Corporation earned $5.8 million from LIF in dividends.

(b)

The Corporation concluded an agreement to acquire a portfolio of Canadian royalties held by Teck Resources Limited and its subsidiary Teck Metals Ltd. (“Teck”) for a for a cash consideration of $28.0 million, with an additional $2.5 million payable on confirmation of certain rights. The portfolio consists of 31 royalties, most of which are net smelter return (“NSR”) royalties, including the following key royalties (before the sale of a 15% interest to Caisse de dépôt et placement du Québec as described below):

•	three NSR royalties from 2% to 3% on the producing Island Gold Mine properties located in Northern Ontario owned by Richmont Mines Inc.;
•	2% NSR royalty on the Lamaque property located in the Abitibi owned by Integra Gold Corp.;
•	2% NSR royalty on the Hewfran Block located in Northern Québec owned by Metanor Resources Inc.;
•

0.5% NSR royalty and right to $5 million payment upon commercial production on the Marban property in Québec owned by NioGold Mining Corp. (“NioGold”), NioGold being a wholly-owned subsidiary of Oban since March 2016, and located near the Canadian Malartic mine in Malartic;

•	1.5% NSR royalty on a portion of the Fenn-Gib property located in northern Ontario owned by Lake Shore Gold Corp.; and
•	1.5% to 2% NSR royalty on the Garrcon property located in northern Ontario and owned by Oban, as a successor to Northern Gold Mining Inc.

The first portion of the transaction with Teck was closed in November 2015, consisting of a portfolio of 28 royalties acquired for a cash consideration of $24.2 million with an additional $2.5 million to be paid on confirmation of certain rights. This portfolio includes the royalties on Richmont Mines Inc.’s producing Island Gold Mine and Integra Gold Corp.’s Lamaque property. The Corporation expects to close the second portion of its transaction with Teck in the first half of 2016.

Caisse de dépôt et placement du Québec (“CDPQ”) and Fonds de solidarité des travailleurs du Québec (F.T.Q.) have a combined 15% right to participate in all future royalty or stream transactions entered into by Osisko. CDPQ has exercised its participation right to acquire 15% of the Teck royalty interests acquired by Osisko to date. The transaction was completed in February 2016 for $3.6 million.

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(c)

The Corporation also acquired a 5% NSR royalty and a 40% net profit interest (“NPI”) royalty in the Vezza gold property operated by Ressources Nottaway Inc. for a total acquisition price of $10.0 million. A first payment of $5.0 million was made in 2015 and the balance was paid in January and March 2016. The property is located 25 kilometres from Matagami, Québec. Commercial production is forecasted for the second quarter of 2016.

(d)

On November 30, 2015, Osisko entered into a binding letter agreement with Barkerville Gold Mines Ltd. (“Barkerville”) whereby Osisko has agreed to purchase a 1.5% NSR royalty on the Cariboo Gold Project (the “Royalty Financing”), located in British Columbia, Canada, for a cash consideration of $25.0 million. The Cariboo Gold Project consists of 1,164 square kilometres of land along a strike length of 60 kilometres which includes several past producing mines in the Cariboo Gold District, a historically profitable yet still underexplored area of south-central British Columbia. Based upon historic estimates, historical gold production in the Cariboo area is approximately 3.8 million ounces. At Cariboo, the Cow Mountain deposit contains a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) compliant mineral resource totaling 2.8 million ounces Au in the indicated category (35.8 million tonnes at 2.4g/t) with an additional 2.0 million ounces Au in the inferred category (27.4 million tonnes at 2.3g/t), both using a 0.5g/t cut-off grade.

As part of the Royalty Financing, Osisko and Barkerville have also agreed to negotiate a gold stream agreement (“Gold Stream Agreement”) following the completion by Barkerville of a feasibility study on the Cariboo Gold Project. Following a 60 day negotiation period, if Osisko and Barkerville have not entered into a Gold Stream Agreement, Barkerville shall either grant a right to Osisko to purchase an additional 0.75% NSR royalty for consideration of $12.5 million, or make a payment of $12.5 million to Osisko. The Royalty Financing was closed on February 5, 2016.

(e)

As part of a private placement in Oban completed in August 2015, Osisko acquired a 5-year option to purchase 1% NSR royalty on the properties then held by Oban and a right of first refusal on all existing royalties and royalty buy-back agreements for an additional payment of $5 million.

	(f)	The Corporation purchased an option to acquire an additional 1% royalty on the properties held by TerraX Minerals Inc. in the Northwest Territories.

(g)

The Corporation benefitted from a settlement between Abitibi Royalties Inc. and the Canadian Malartic Partnership on certain lands adjoining the Canadian Malartic Mine, including the Odyssey North Project. Osisko now holds a 3% NSR royalty on such claims.

(ii)	Enhance the quality of the equity/investment portfolio and provide management services to equity/investment portfolio companies

(a)

The Corporation invested $65.9 million in shares of publicly held companies in 2015, which shares are held for investment purposes. As applicable, the Corporation may provide technical and administrative support to such investee companies and may also seek representation on such board of directors to monitor and provide strategic direction.

The investments realized in 2015 with investee companies, include the following:

Falco Resources Ltd. (“Falco”)

•	Falco continued to pursue the development of its cornerstone Horne 5 project in 2015 and issued a resource update in January 2016.

Oban Mining Corporation

•

Through business combinations and acquisitions, Oban acquired and consolidated a significant land position from Lebel-sur-Quévillon (East of Val-d’Or) to Timmins in 2015 and at the beginning of 2016. It acquired the Windfall Lake Gold Project, which is adjacent to an important land position staked by Oban in the Barry Camp in 2014.

•	Oban further raised $44 million, including $17.8 million from Osisko in 2015 and is well positioned for growth with an estimated cash position of $64 million at December 31, 2015.

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NioGold Mining Corp.

•	Continued to pursue the delineation of its Marban gold deposit in 2015 and initiated metallurgical tests to optimize gold extraction treatment.
•	NioGold combined with Oban by way of a court approved plan of arrangement whereby Oban acquired all of the issued and outstanding shares of NioGold on March 11, 2016.

Barkerville Gold Mines Ltd.

•	Osisko made three (3) flow-through private placements and entered into a definitive royalty purchase agreement in February 2016.
•	Barkerville also raised $17.5 million in flow-through financing.

Highland Copper Company Inc. (“Highland”)

•	Osisko assisted Highland’s management team in securing additional funds to pursue the advancement of its Michigan based copper project.

(iii)	Advance the Coulon Project (“Coulon”)

(a)

Osisko conducted a successful drilling program which confirmed the northeast-southwest continuity of Lens 257. It also completed a conceptual engineering study to set target tonnage for future mine development and developed a preliminary value realization strategy for Coulon.

(iv)	Enhance gold resource portfolio of investee companies and own asset base

	(a)	Obtained positive results on Kan gold project in 2015 which moved the project to drilling state in 2016.
	(b)	Reconnaissance work has led to interesting discovery on Eastmain-Est project.
	(c)	Continued compilation work program to generate 2016 exploration targets.
	(d)	Continued to monitor and assess non-owned projects in James Bay area.
	(e)	Major drilling campaigns by investee companies on the following projects Horne 5, Marban and
Windfall Lake.

FINANCIAL

(v)	Complete new financing agreement to strengthen the capital base

	(a)	Completed a $200.0 million bought deal financing with a syndicate of underwriters led by Macquarie and RBC Capital Markets in March 2015.
(b)

Increased and extended the Corporation’s revolving acquisition line by $50 million to $200 million. The line is underwritten by National Bank of Canada (lead) and Bank of Montreal and has a term ending on December 23, 2017. The term may be further extended.

(c)

Osisko negotiated a $50 million 5-year convertible debenture financing with Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The debenture will mature in five years and will bear interest at an annual rate of 4% payable quarterly. Ressources Québec will be entitled, at its option, to convert the debenture into Common Shares at a price of $19.08 at any time during the term of the debenture. The debenture was issued in February 12, 2016.

(d)

Investee companies (Falco, NioGold and Oban) raised $21.5 million to fund exploration and corporate activities. Osisko’s 2015 investments in these companies totaled $20.2 million, including $1.9 in flow- through shares.

(vi)	Increase market capitalization to $2 billion

	(a)	Further to the acquisition of Virginia, the market capitalization of the Corporation reached $1.6 billion in the first half of 2015.
	(b)	As a result of declining market conditions, the market capitalization declined to $1.3 billion in the second half of 2015.

(vii)	Maintain solid financial position

	(a)	Implemented conversion of Canadian currency into US dollar funds to benefit from strengthening of US currency.

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	(b)	Developed and implemented various investment strategies to efficiently manage its fiscal position.
	(c)	Reviewed various financing and partnership proposals to fund growth opportunities while maintaining solid financial position.
	(d)	Optimized Canadian Malartic and Éléonore royalty contracts to shorten payment period.
	(e)	Ended the year debt free.

SHAREHOLDER RETURNS

(viii)	Outperform the TSX – Gold Index by 10%

(a)

Throughout its active investor relations program, the Corporation generated interest from market analysts and resulted in increased analyst coverage over the course of the year. At year-end 13 analysts were covering Osisko.

	(b)	Maintained an active investor relations program including participation in several institutional conferences and retail shows.

(ix)	Increase dividend payout rate by 10%

(a)

Maintained quarterly dividend payout at $0.03/share for the first three quarters of 2015, and increased dividend payout to $0.04/share to shareholders of record as of the close of business on December 31, 2015.

	(b)	Implemented a Dividend Reinvestment Plan in the third quarter.

SUSTAINABILITY

(x)	Maintain an industry leadership in sustainability

(a)	Safe Work Environment
	•	In 2015, the Corporation experienced no major accidents to its personnel.
	•	Prepared “Best Practices” booklet for the use of exploration personnel. This booklet was redistributed to investee companies.
	•	Corporation’s employees received 360 hours in health and safety training.
	•	The Corporation experienced no environmental incidents or infractions in 2015.

(b)	Stakeholder Relations
	•	First Nations:
		i.	Maintained sound relationship with the Cree Communities which led to the signing of a Memorandum of Understanding between the community of Chisasibi, Grand Council of Crees and Coulon;
		ii.	Completed field guide book for “Community Best Practices”; and
		iii.	Hired Cree contractors and employees.

	•	Communities:
		i.	Held two conferences at the Rouyn-Noranda Chamber of Commerce to outline corporate activities;
		ii.	Established community liaison office in Rouyn-Noranda to encourage dialogue with host community;
		iii.	Sponsored guest a Social Acceptability Conference;
		iv.	Participated in two conferences sponsored by Cercle de finance du Québec in Montréal and Québec City; and
		v.	Participated in charitable events in Québec and Toronto.

	•	Education:
		i.	Members of management of the Corporation participated as speakers in a number of lectures and seminars to enhance the image of the mining industry.

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•	Women in Mining:
	i.	Management participated in Women in Mining (Toronto) Event;
	ii.	Management participated in Ernst & Young - Women in Mining Event (Montréal) on career development panel and lecture; and
	iii.	Ms. Elif Lévesque, Vice President, Finance and Chief Financial Officer of the Corporation, was elected to Board of Directors of the Association de l'exploration minière du Québec (AEMQ).

•	Industry Promotion:
i.

The Corporation’s participation on several Boards and Committees (including AEMQ, Québec Mining Association (AMQ), Fédération des chambres de commerce du Québec (FCCQ), etc) as well as sponsorship of Xplor 2015 allows Osisko to monitor developments and promote its industry to Québec Government and Québec stakeholders.

•	Government:
	i.	Maintained sound relationship with Québec Government officials; and
	ii.	Active participation on Government Advisory Committees for the Plan Nord development.

(c) Employee Engagement
•	Successful integration of Virginia’s team through meetings and integrated work plans following the acquisition of Virginia by the Corporation in February 2015;
•	Implemented an Employee Share Purchase Plan and participation now reaches 79% of the eligible employees;
•

The Corporation’s technical and administrative teams also provide services to investee companies resulting in Osisko enhanced ability to attract and retain top talent; reduced the administrative and technical services costs to the Corporation and leverage of talent, skills and expertise; and

•	The Corporation continued to provide training and development support to key employees to ensure successful succession and growth plans.

(d) Governance
•	Osisko’s Advisory Vote on Compensation (“Say on Pay”) was supported by 98% of vote cast at the 2015 annual and special meeting of Shareholders;
•	All directors were reelected with more than 89% support from Shareholders;
•	Maintained active monitoring program on governance issues in Canada, USA and Europe;
•	Management met with and solicited input from four key institutional Québec and Canadian shareholders to provide feedback on governance issues and ensure greater alignment; and
•	Achieved top 100 ranking (95 out of 234 companies) in Globe and Mail Report on Business Governance Rankings.

Assessment of 2015 key objectives by the Committee

The 2015 Corporate Objectives were approved by the Board of Directors, upon recommendation of the Committee at the beginning of the most recently completed financial year. The Committee monitored on a quarterly basis the progress made by management toward achieving said objectives. As part of its duties and responsibilities and in conjunction with year-end assessment, the Committee reviewed the realization of the Corporation’s objectives and thereafter met with management and in private for discussion and consideration of each element contained in the 2015 Corporate Objectives. Further to such review, the Committee provided its recommendation to the Board which also deliberated with and without the presence of management and determined and approved the following assessment of the 2015 Corporate Objectives set forth below:

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2015 CORPORATE OBJECTIVES
		Allocation	Achievement
		%	%
Assets
1)	Invest capital to secure new royalties/revenue streams or significant positions in royalty/revenue stream target companies to enhance
	the market value of the Corporation	47.5	57.0
2)	Enhance the quality of the equity/investment portfolio
3)	Advance projects
4)	Enhance gold resources portfolio of investee companies and assets
Financial
5)	Complete new financing agreement to strengthen the capital base
		22.5	33.8
6)	Increase market capitalization to $2 billion
7)	Maintain solid financial position
Shareholder Returns
8)	Outperform the TSX – Gold Index by 10%	20.0	15.0
9)	Increase dividend payout rate by 10%
Sustainability
10)	Maintain an industry leadership in sustainability:
	(a) Safe Work Environment	10.0	15.0
(b) Stakeholder Relations
(c) Employee Engagement
(d) Governance

TOTAL		100.0	120.8

The Committee then reviewed the Annual Incentive Award recommendation prepared by the Chief Executive Officer for all Named Executives (except for himself), which provided for an increase of the Annual Incentive Award to each Named Executive by a 1.1 factor to highlight the outstanding work accomplished by each individual in 2015. The Committee also assessed the Chief Executive Officer’s performance for 2015 and, further to such review the Committee provided a recommendation to the Board which took into consideration the “team approach” philosophy of the Corporation. The Committee thereby recommended to increase the Annual Incentive Award to the Chief Executive Officer by a 1.1 factor to highlight his excellent performance in 2015. The Board reviewed and discussed the recommendation of the Committee for the Named Executives and for the Chief Executive Officer and approved the following payment of the Annual Incentive Award to the Named Executives and the Chief Executive Officer, which included a 1.1 factor to highlight their outstanding team work accomplished during the financial year ended December 31, 2015:

Named Executives	2015 Annual Incentive Award ($)	2014 Annual Incentive Award ($)
Sean Roosen, Chair of the Board and Chief Executive Officer	655,000	365,600
Bryan A. Coates, President	500,000	284,400
Elif Lévesque, Chief Financial Officer and Vice President, Finance	375,000	223,400
John Burzynski, Senior Vice President, New Business Development	500,000	284,400
André Gaumond, Senior Vice President, Northern Development	350,000	N/A

NOTE:
(1)	The 2014 Annual Incentive Award amounts are based on only six months and a half, as the Corporation began its operations on June 16, 2014.

36	2016 Management Information Circular

Long-term Incentive Compensation

The Corporation’s long-term compensation program ensures the alignment of the Named Executives with Shareholders and other stakeholders in the value creation process. The long-term compensation provides an effective retention measure of key senior executives. The establishment of a balance between short and long-term compensation is essential for the Corporation’s sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a very competitive employment market. To achieve this balance while limiting Shareholder dilution and to complement the existing Stock Option Plan, the Corporation adopted a RSU Plan and a DSU Plan.

The total compensation includes approximately 50% long term compensation components in the form of stock options and RSU grants of equal value. Shareholders had previously approved the Stock Option Plan in 2014. The Stock Option Plan, the RSU plan and the DSU Plan are hereinafter collectively referred to as “Osisko’s Long-Term Incentive Plans”.

The Committee manages Osisko’s Long Term Incentive Plans with full authority. The Committee considers ad hoc and annual grants of options, RSUs and DSUs based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, for participants other than himself. The Committee, in turn, considers such recommendations and, as appropriate, makes recommendations to the Board of Directors, including any awards to the Chair of the Board and Chief Executive Officer. In reviewing management’s recommendation relating to grants under the Long-Term Incentive Plans, the Committee and the Board of Directors may take into account past grants and factor in any such grants made by investee companies to any of the Corporation’s Named Executives.

Stock Options

The Shareholders of the Corporation approved the current Stock Option Plan on May 30, 2014 allowing for the grant of options to officers and employees of the Corporation, designated by the Board of Directors, at its entire discretion, to align their interest to those of Shareholders.

Stock options are granted by the Board of Directors based on recommendations made by the Chair of the Board and Chief Executive Officer from time to time, except in respect of grants to himself. The total number of stock options issued over the past years to an employee may be taken into consideration but does not have a material impact on the number of options to be granted to said employee, except for same year grants, if any.

Options may be granted at an exercise price determined by the Board but shall not be less than the closing market price of the Common Shares of the Corporation on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 5% of the issued and outstanding shares of the Corporation at the time of granting of the option. The number of Common Shares issued to insiders of the Corporation within one year and issuable to the insiders of the Corporation at any time under the Stock Option Plan or combined with all other share compensation arrangements, cannot exceed 8% of the issued and outstanding common shares. The duration and the vesting period are determined by the Board. However, the expiry date may not exceed 7 years after the date of grant. To date, all grants are set to expire five year after the date of grant.

The terms and conditions of the Stock Option Plan, as well as the proposed modifications, are more specifically addressed under the heading “Security-Based Compensation Arrangements” below.

Restricted Share Units (RSUs)

The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries designated at the Committee’s discretion, to participate in the long term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and those of Shareholders.

The vesting of half of each RSU grant are subject to performance criteria. All RSU grants are subject to the following vesting terms: one half (1/2) is time-based and will vest on the third anniversary of such grant; the remaining portion (1/2) will also vest on the third anniversary of such grant but is also subject to performance criteria approved by the Committee and Board of Directors.

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The Committee considers that such performance criteria improves the alignment of Named Executives’ interests with those of Shareholders of the Corporation and promotes sustainable growth and value creation.

Unless otherwise indicated by the Committee upon grant, the RSUs granted to a participant shall vest on the third anniversary of the grant date, subject to any vesting conditions, including performance vesting conditions, as determined by the Committee and described in the letter of grant. Whenever dividends are paid on Common Shares, additional RSUs are automatically granted to each participant who holds RSUs on the record date for such dividend. Following the vesting date, RSUs are settled in cash, for an amount equivalent to the product of the number of vested RSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date, less applicable withholdings.

In connection with the 2015 grants of RSUs, the following 3-year performance long term objectives (“2015 Long Term Objectives”) were approved by the Committee:

i.	increase asset base by 50%;
ii.	diversify corporate revenue stream by reducing Canadian Malartic to 40% of overall contribution;
iii.	enhance/realize value of equity and exploration portfolios by 20%;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

The Committee approved the following 3-year performance long term objectives in connection with the 2014 grants of RSUs (“2014 Long Term Objectives”):

i.	increase asset base by 200%;
ii.	diversify corporate revenues stream by reducing Canadian Malartic to 60% of overall contribution;
iii.	grow investment portfolio by $50 million;
iv.	provide superior return to Gold Index and peers;
v.	maintain sound financial position; and
vi.	establish leadership in sustainability.

The Committee monitors the achievement of these performance criteria on a regular basis.

The Committee may, at its entire discretion, accelerate the terms of vesting of any outstanding RSU in circumstances it deems appropriate. In the event of a change of control as defined in the RSU Plan, all RSUs outstanding on the change of control date become immediately vested, irrespective of performance conditions, if any.

In the event a participant resigns or is terminated by the Corporation for cause, all outstanding RSUs are cancelled. As for those participants who cease to be an employee as a result of death, termination without cause, retirement or long-term disability, the vesting of:

•

the time-based component portion of each RSU grant will be prorated based on the sum of the number of days during which certain benefits of employment are contractually maintained and those actually worked from the date of grant of such RSUs up until the date of termination without cause, over the number of days of the original vesting schedule in relation to such grant; and

•

all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination without cause, over the original vesting schedule in relation to such grant; the number of vested performance based RSUs resulting from such prorated calculation is multiplied by the performance percentage to be determined by the Board of Directors.

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The value and number of RSUs granted in 2015 were based on recommendations made by the Chair of the Board and Chief Executive Officer (except in respect of grants to himself) and the closing price of a Common Share on the TSX on the day prior to the grant date.

Deferred Share Units (DSUs)

The DSU Plan has been established to enhance the Corporation’s ability to attract and retain talented individuals to serve as members of the Board or as officers of the Corporation and its subsidiaries and to promote for greater alignment of interests between such persons and the Shareholders of the Corporation.

Pursuant to the DSU Plan, the Board of Directors may designate, from time to time and at its sole discretion, the directors of the Board or of the board of directors of a subsidiary, and, as applicable, the officers or key employees of the Corporation or of a subsidiary, designated by the Committee (the “Eligible Key Employees”), to become participants of the DSU Plan.

In order to further improve alignment of interests between directors and Shareholders, all DSUs granted to directors shall vest on the day prior to the next annual meeting of Shareholders following such grant.

DSUs granted to a participant, who is an Eligible Key Employee, shall become vested based on the specific conditions determined in each letter of grant provided the participant is in the employment of the Corporation or of the subsidiary, as applicable, on such vesting date, unless the Board decides otherwise at its sole discretion.

Vested DSUs become payable no later than the last business day in December of the first calendar year commencing after the termination of employment or mandate in the case of a Board member. Vested DSUs are settled in cash, for an amount equivalent to the product of the number of vested DSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date, less applicable withholdings.

In the event an Eligible Key Employee’s employment is terminated by the Corporation for cause, all outstanding DSUs are cancelled. In the event an Eligible Key Employee resigns voluntarily, all outstanding and unvested DSUs are cancelled. In the event an Eligible Key Employee dies, retires, becomes disabled or is terminated by the Corporation or the subsidiary, as applicable, other than for cause, the number of outstanding and unvested DSUs is pro-rated on the basis of the number of days worked over the total number of days of the original vesting schedule, if applicable.

Since the Corporation’s adoption of the DSU Plan in April 2014, DSUs have been awarded to Non-Executive Directors only.

Employee Share Purchase Plan

In 2015, the Board of Directors of the Corporation has approved an employee share purchase plan to encourage eligible employees (“Eligible Employees”) to hold, on a permanent basis, Common Shares. Under the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee’s contribution then held in trust by the Corporation. The Eligible Employee’s contribution shall be of a minimum of $100 monthly but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee’s basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month. Reference is made to the description of such plan under the heading “Security-Based Compensation Arrangements” below.

Benefits

The Corporation’s executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

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Hedging

The Securities Trading Policy of the Corporation forbids directors and officers from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in the Corporation’s Common Shares on June 16, 2014 with the cumulative total return of the Toronto Stock Exchange’s S&P/TSX Composite Index (formerly TSE-300 Index) for the most current completed financial years.

Given its very short history (18 months), the Corporation remains an emerging company, a comparison of the Corporation’s share performance with the compensation of the Chair of the Board and Chief Executive Officer is not relevant at this time. Shares of the Corporation have been trading for only 18 months and have been affected by a downward market trend in 2015, characterized by a 14% decline in the S&P/TSX Canadian Gold Index and a 49% decline in the S&P/TSX Canadian Mining Index during the year, at the same time as the Chair of the Board and Chief Executive Officer of the Corporation was leading the Corporation to establish its corporate structure and corporate strategy to ensure its long term growth at the same time as ensuring a sound financial position for the Corporation to support such growth.

40	2016 Management Information Circular

EXECUTIVE COMPENSATION

Osisko was incorporated on April 29, 2014 and, accordingly, the following table presents the 2014 and 2015 compensation paid to the Named Executives, as approved by the Committee.

Summary Compensation Table

Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards(2) ($)	Option-Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plan(4)	Long-Term Incentive Plan
Sean Roosen Chair of the Board and Chief Executive Officer	2014(5)	243,755	1,000,000	1,017,654	365,600	—	—	—	2,627,009
	2015	475,000	500,000	500,071	655,000	—	—	—	2,130,071
Bryan A. Coates President	2014(5)	189,588	750,000	763,040	284,400	—	—	—	1,987,028
	2015	362,500	375,000	375,053	500,000	—	—	—	1,612,553
Elif Lévesque Chief Financial Officer and Vice President, Finance	2014(5)	148,962	500,000	508,827	223,400	—	—	—	1,381,190
	2015	277,750	280,500	280,568	375,000	—	—	—	1,213,818
John Burzynski Senior Vice President, New Business Development	2014(5)	189,588	750,000	763,040	284,400	—	—	—	1,987,028
	2015	362,500	375,000	375,053	500,000	—	—	—	1,612,553
André Gaumond(6) Senior Vice President, Northern Development	2014(5)	—	—	—	—	—	—	—	—
	2015	316,736	375,000	375,053	350,000	—	—	—	1,416,789

NOTES:
(1)

The respective annual base salary of the Named Executive as at December 31, 2015 was as follows: Mr. Roosen: $500,000, Mr. Coates: $375,000, Mr. Burzynski: $375,000, Ms. Lévesque: $280,500 and Mr. Gaumond: $375,000.

(2)

Pursuant to the RSU Plan which is in effect since April 30, 2014, Named Executives were awarded RSUs on June 30, 2015, subject to the vesting terms, which consist of the following terms: one half (1/2) is time- based and vesting in 2018, while the remaining portion (1/2) will also vest in 2018, subject to performance criteria toward achievement of the Long Term Objectives over a three-year period. The unit grant price on such date was $15.80.

(3)

Based on the grant date fair value of stock options under the Stock Option Plan. Specifically a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant:

	Risk Free Interest	Expected Average Life	Expected Volatility	Expected Dividend Yield	Fair Value
September 9, 2014	1.47%	4 years	35%	1%	$4.016
June 30, 2015	0.87%	4 years	35%	1%	$4.126

Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. However, the share-based compensation expense included in the Corporation’s financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with IFRS requirements.

(4)	An Annual Incentive Award was paid to each Named Executive based on the assessment of achievements with respect to the 2015 Key Objectives.
(5)	The 2014 compensation paid to Named Executives is based on only six months and a half, as the Corporation began its operations on June 16, 2014.
(6)	Mr. André Gaumond was appointed as Senior Vice President, Northern Development on February 17, 2015, therefore payment of his compensation took effect upon his appointment.

The following table shows the total compensation of the Corporation’s Named Executives for the relevant years, as well as the total compensation for the Named Executives as a percentage of the adjusted earnings and as a percentage of Shareholders equity. The Corporation is currently establishing its long term asset base and it is expected that in the initial years, the ratios will be higher than established companies. In 2014, the first year of operation for the Corporation, the long term incentive component of compensation was set at a higher percentage in order to better align interests of the Named Executives with those of the Shareholders as regards to the long term growth of the Corporation. In 2015, the different components of compensation were more aligned with target levels.

	Total compensation of Named Executives ($)	Total compensation of Named Executives as percentage of Adjusted Earnings(2) (%)	Total compensation of Named Executives as percentage of Shareholder Equity (%)
2015	7,986,000	20%	1%
2014(1)	10,859,000	56%	4%
Change	(2,873,000)	(36%)	(3%)

NOTES:
(1)	The 2014 information is annualized for cash salary and bonus payments, amortization of share based compensation and revenues.
(2)

“Adjusted earnings” is defined as “Net earnings (loss) from continuing operations” less certain items: “Before June 16, 2014 allocation of expenses”, “Write-off of exploration and evaluation assets”, “Unrealized gain (loss) on financial assets”, ‘Impairment on available-for-sale assets and investments in associates”, “Share of loss of associates”, “Deferred income tax expense” and other unusual items such as transaction costs (see the Corporation’s Management’s Discussion and Analysis for the year ended December 31, 2015).

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Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all awards outstanding at the end of the financial year ended December 31, 2015. All values shown in this table were calculated using the closing price of $13.67 which was the closing price of the Common Shares on the TSX on December 31, 2015.

	Option-Based Awards				Share-Based Awards(1)
	Number of					Market or Payout	Market or Payout
	Securities			Value of	Number of	Value of Share-	Value of Vested
	Underlying			Unexercised In-	Shares or Units	Based Awards	Share-Based
	Unexercised	Option Exercise		the-Money	of Shares that	that have not	Awards not paid
	Options(5)	Price	Option Expiration	Options	have not Vested	Vested	out or distributed
Name	(#)	($)	Date	($)	(#)	($)	($)
Sean Roosen	253,400	14.90	2019-09-08	—	67,100(2)	1,349,229	—
Chair of the	121,200	15.80	2020-06-30	—	31,600(3)
Board and
Chief
Executive
Officer

Bryan A.	190,000	14.90	2019-09-08	—	50,300(2)	1,011,580	—
Coates	90,900	15.80	2020-06-30	—	23,700(3)
President

Elif Lévesque	126,700	14.90	2019-09-08	—	33,600(2)	702,638	—
Chief	68,000	15.80	2020-06-30	—	17,800(3)
Financial
Officer and
Vice
President,
Finance

John	190,000	14.90	2019-09-08	—	50,300(2)	1,011,580	—
Burzynski	90,900	15.80	2020-06-30	—	23,700(3)
Senior Vice
President,
New Business
Development

André	90,900	15.80	2020-06-30	—	23,700(3)	323,979	—
Gaumond	14,453(4)	13.62	2024-07-11	723
Senior Vice	14,453(4)	13.93	2024-01-15	—
President,	14,603(4)	10.58	2023-07-29	45,123
Northern	14,594(4)	10.73	2023-01-15	42,906
Development	14,625(4)	9.79	2022-07-13	56,745
	14,617(4)	9.83	2022-01-13	56,129
	14,609(4)	9.98	2021-07-15	53,907
	14,633(4)	8.35	2021-01-18	77,848
	14,639(4)	7.84	2020-07-19	85,345
	13,737(4)	6.09	2020-01-15	104,126

NOTES:
(1)

Pursuant to the RSU Plan, the vesting terms consist of the following terms: half (1/2) is time-based and the remaining portion (1/2) is subject to performance criteria toward achievement of the Long Term Objectives.

(2)

The vesting terms are the following: half (1/2) is time-based and vesting in 2017, while the remaining portion (1/2) will also vest in 2017, subject to performance criteria toward achievement of the Long Term Objectives.

(3)

The vesting terms are the following: half (1/2) is time-based and vesting in 2018, while the remaining portion (1/2) will also vest in 2018, subject to performance criteria toward achievement of the Long Term Objectives.

(4)	The number of unexercised options represent Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia and 9081798 Canada Inc. which took effect on February 17, 2015.
(5)

The Board of Directors approved the 2016 annual grant of stock options to the Named Executives on March 21, 2016 at an exercise price of $13.38 as follows: (i) Sean Roosen (127,600 options), (ii) Bryan A. Coates (95,700 options), (iii) Elif Lévesque (71,600 options), (iv) John Burzynski (47,800 options) and (v) André Gaumond (57,400 options) (the “2016 Options”), all of which are unvested. The Market Value for the 2016 Options is determined by multiplying the number of 2016 Options by the difference between $13.81, being the closing price of the Common Shares of the Corporation on the TSX on March 29, 2016 and the exercise price, thus the Market Value of the 2016 Options would be as follows: (i) Sean Roosen ($54,868), (ii) Bryan A. Coates ($41,151), (iii) Elif Lévesque ($30,788), (iv) John Burzynski ($20,554) and (v) André Gaumond ($24,682).

Incentive Plan Awards – Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date and the aggregate value realized upon vesting of share-based awards.

42	2016 Management Information Circular

Name	Option-Based Awards – Value Vested during the Year ($)	Share-Based Awards – Value Vested during the year ($)	Non-Equity Incentive Plan Compensation – Value earned during the Year ($)
Sean Roosen Chair of the Board and Chief Executive Officer	—	—	655,000
Bryan A. Coates President	—	—	500,000
Elif Lévesque Chief Financial Officer and Vice President, Finance	—	—	375,000
John Burzynski Senior Vice President, New Business Development	—	—	500,000
André Gaumond Senior Vice President, Northern Exploration	—	—	350,000

Stock Options Exercised during the Year

No stock options were exercised in 2015, other than the replacement Osisko options to Virginia option holders displayed below.

Name	Number of Options(1) Exercised (#)	Option Exercise Price ($)	Market Value Upon Exercise ($)	Gain Realized(2) ($)
André Gaumond	51,639	4.23	16.88	653,233
	20,000	4.23	13.72	189,800
	20,000	4.23	14.03	196,000
	16,502	4.65	14.03	154,789
	14,646	6.85	14.03	105,158
	14,646	7.68	14.03	93,002
	14,664	5.89	14.03	119,365
	14,673	3.89	14.06	149,224
	14,664	3.49	14.06	154,998

Note:
(1)	The number of options exercised by Mr. Gaumond are Replacement Osisko Options pursuant to a plan of arrangement involving Osisko, Virginia Mines Inc. and 9081798 Canada Inc. which took effect on February 17, 2015.
(2)	The gain realized is calculated based on the difference between the closing price upon exercise and the exercise price of the Options, multiplied by the number of Options so exercised.

Security-Based Compensation Arrangements

Stock options granted or securities issued by the Corporation pursuant to the Corporation’s security-based compensation arrangements are governed by the following plans: the Employee Share Purchase Plan and the Stock Option Plan.

The Employee Share Purchase Plan

The Employee Share Purchase Plan provides for the acquisition of Common Shares by Eligible Employees (as hereinafter defined) for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and to secure for the Corporation and the Shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees of the Corporation, it being generally recognized that employees are more motivated and dedicated due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

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The Stock Option Plan

The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging the directors, officers, managers, employees and consultants of the Corporation and its subsidiaries to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries.

ELIGIBILITY

Who is eligible to participate?

The Employee Share Purchase Plan

Participants in the Employee Share Purchase Plan are employees, including full-time and part-time salaried employees who have an employment agreement for a term of at least one year with the Corporation or with any associates of the Corporation designated by the Board of Directors of the Corporation or by the committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan (the “Designated Affiliates”), who have provided services to the Corporation or to any Designated Affiliates for at least 60 days. The committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan may elect, in its absolute discretion, to waive such 60 day period or to determine that the Employee Share Purchase Plan does not apply to any Eligible Employee.

The Stock Option Plan

Pursuant to the Stock Option Plan, options may be granted in favour of executive directors, officers, employees and consultants providing ongoing services to the Corporation. Non-Executive Directors are not eligible to receive stock option grant and those currently outstanding (being replacement Osisko options offered to Virginia option holders), will expire at the latest on July 11, 2024.

TERM AND VESTING

What is the term and vesting schedule of stock options or of the securities issuable under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, any Eligible Employee may elect to contribute money on an ongoing basis. The Corporation will deduct from the remuneration of the Eligible Employee the Eligible Employee contribution in equal installments starting on the first day of such quarter and hold these amounts in trust for the Eligible Employee. As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year, the Corporation will credit the Eligible Employee with and therefore hold in trust for the Eligible Employee an amount equal to 60% of the Eligible Employee’s contribution then held in trust by the Corporation (up to a maximum of $9,000 per year) and shall issue for the account of each Eligible Employee fully paid and non-assessable Common Shares equal in value to the aggregate contribution held in trust by the Corporation as of such date. The Corporation’s contribution will vest on December 31st of the calendar year with respect to which they have been issued. No fraction of a Common Share shall be issued to the Eligible Employees, but any unused balance of the aggregate contribution shall be held in trust for the Eligible Employee until used in accordance with the Employee Share Purchase Plan.

The Share Purchase Plan was initially approved by the Shareholders on June 30, 2015 and was implemented by the Corporation on October 1st, 2015.

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The Stock Option Plan

The options granted under the Stock Option Plan, shall be exercised within a period of time fixed by the Board of Directors, not to exceed 7 years from the date the option is granted (the “Option Period”). The options shall vest and may be exercised during the Option Period in such manner as the Board of Directors may fix by resolution. The options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To date, all option grants have a term of five years.

NUMBER OF SECURITIES ISSUED OR ISSUABLE

How many securities are authorized to be issued under the security-based compensation arrangements and what percentage of the Corporation’s shares outstanding do they represent?

The Employee Share Purchase Plan

The maximum number of Common Shares made available for the Employee Share Purchase Plan shall not exceed 1% of the issued and outstanding Common Shares of the Corporation at any one time.

Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan will increase accordingly. The Employee Share Purchase Plan is considered “evergreen” plan, since the Common Shares issued under the Employee Share Purchase Plan shall be available for subsequent grants under this plan.

The TSX requires that the Employee Share Purchase Plan be submitted to Shareholders for ratification from time to time in accordance with the rules of the TSX.

The Stock Option Plan

The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed the greater of 8% of the issued and outstanding Common Shares at the time of granting of options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.

If any option granted under the Stock Option Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan and the Stock Option Plan will increase accordingly. The Employee Share Purchase Plan and the Stock Option Plan are considered “evergreen” plans, since the Common Shares issued under the Employee Share Purchase Plan and the Common Shares covered by options which have been exercised under the Stock Option Plan shall be available for subsequent grants under these plans.

The TSX requires that the Employee Share Purchase Plan be submitted to Shareholders for ratification every three (3) years; both plans were submitted and ratified by the Shareholders on June 30, 2015.

The TSX requires that the Stock Option Plan be submitted to Shareholders for ratification from time to time in accordance with the rules of the TSX; the Stock Option Plan was submitted and ratified by the Shareholders on May 30, 2014.

Equity Compensation Plan Information

The following table shows, as of December 31, 2015, aggregated information for the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance from treasury.

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Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (#)	Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#)
Equity Compensation Plans of the Corporation approved by the shareholders	1,878,400	15.31	5,687,862(1)
Equity Compensation Plans of the Corporation not approved by the shareholders	—	—	—
Total:	1,878,400	15.31	5,687,862

NOTE:
(1)

The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed the greater of 8% (or 7,566,262 Common Shares which represent the 8% of the outstanding Common Shares as of December 31, 2015 less 1,878,400 Common Shares to be issued upon exercise of outstanding options) of the issued and outstanding Common Shares at the time of granting of options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.

In 2015, the Corporation granted 987,000 options to participants under the Stock Option Plan representing 1.04% of the issued and outstanding Common Shares as of December 31, 2015.

As at March 30, 2016, 2,899,000 Common Shares were issuable upon the exercise of outstanding options representing 2.73% of the issued and outstanding Common Shares of the Corporation. Such options are exercisable at exercise prices ranging from $13.38 to $15.80 per share and are due to expire at the latest on March 21, 2021.

INSIDER PARTICIPATION LIMIT

What is the maximum percentage of securities available under the security-based compensation arrangements to the Corporation’s insiders?

The Employee Share Purchase Plan

In order that the Employee Share Purchase Plan complies with stock exchange rules, the aggregate number of Commons Shares:

(a)	issuable to insiders, from time to time, under all security based compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares; and

(b)	the number of shares issued to insiders under all security based compensation arrangements during any one-year period may not exceed 10% of the total number of issued and outstanding Common Shares.

Any entitlement to acquire Common Shares granted pursuant to the Employee Share Purchase Plan or any other share compensation arrangement prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

The Stock Option Plan

In order that the Stock Option Plan complies with stock exchange rules, a provision was added to the Stock Option Plan to provide that:

(a)	issuable to insiders, from time to time, under all security based compensation arrangements may not exceed 8% of the total number of issued and outstanding Common Shares; and

(b)	the number of shares issued to insiders under all security based compensation arrangements during any one-year period may not exceed 8% of the total number of issued and outstanding Common Shares.

46	2016 Management Information Circular

Any entitlement to acquire Common Shares granted pursuant to the Stock Option Plan or any other share compensation arrangement prior to the grantee becoming an insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

MAXIMUM ISSUABLE TO ONE PERSON

What is the maximum number of securities any one person is entitled to receive under the security-based compensation arrangements and what percentage of the Corporation’s outstanding capital does this represent?

The Employee Share Purchase Plan

The Eligible Employee’s contribution shall be of a minimum of $100 a month but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee’s basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month.

The Stock Option Plan

The number of shares subject to an option granted to a participant under the Stock Option Plan shall be determined in the resolution of the Board of Directors and no participant shall be granted an option which exceeds 5% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option.

EXERCISE / PURCHASE PRICE

How is the exercise price determined under the security-based compensation arrangements?

The Employee Share Purchase Plan

The Common Shares issued under the Employee Share Purchase Plan shall be issued at the weighted average closing price of the Corporation’s Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

The Stock Option Plan

The exercise price of the options granted under the Stock Option Plan will be established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, including the TSX. The exercise price at the time of the grant of the options shall not be less than the closing market price of the Common Shares listed on the TSX on the day prior to their grant.

CESSATION

Under what circumstances is an individual no longer entitled to participate?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, an Eligible Employee shall automatically cease to be entitled to participate in the Employee Share Purchase Plan, upon termination of the employment of the Eligible Employee with or without cause by the Corporation or the Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than retirement of the Eligible Employee after having attained a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent.

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The Stock Option Plan

If a participant to the Stock Option Plan shall cease to be a director, officer, manager, consultant or employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death) the options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first. If a participant to the Stock Option Plan shall cease to be a director, officer, manager, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first. In the event of the death of the participant, the options previously granted to such participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the participant for a period of one year or until the expiry date, whichever comes first.

ASSIGNABILITY AND TRANSFERABILITY

Can stock options or rights held pursuant to the security-based compensation arrangements be assigned or transferred?

All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Employee Share Purchase Plan and of the Stock Option Plan shall not be transferable unless under the laws of descent and distribution or pursuant to a Will. All options and such benefits and rights may only be exercised by the participant or Eligible Employee.

AMENDMENT PROVISIONS

How are the security-based compensation arrangements amended? Is shareholder approval required?

The Employee Share Purchase Plan

The committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan has the following rights, without the approval of the Shareholders of the Corporation:

i)	to suspend or terminate and to re-instate the Employee Share Purchase Plan;

ii)

to make any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Employee Share Purchase Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Employee Share Purchase Plan that is inconsistent with any other provision of the Employee Share Purchase Plan, correcting grammatical or typographical errors and amending the definitions contained in the Employee Share Purchase Plan;

iii)

to make any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation;

iv)	to make any amendment to the vesting provisions of the Employee Share Purchase Plan;

v)

to make any amendment to the provisions concerning the effect of the termination of an Eligible Employee employment or services on such Eligible Employee’s status under the Employee Share Purchase Plan;

vi)	to make any amendment to the categories of persons who are Eligible Employees;

vii)	to make any amendment to the contribution mechanics of the Employee Share Purchase Plan; and

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viii)	to make any amendment respecting the administration or implementation of the Employee Share Purchase Plan.

The committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan, may with the approval of the Shareholders of the Corporation by ordinary resolution, make any other amendment to the Employee Share Purchase Plan not mentioned hereinabove, including, but not limited to change the number of Common Shares issuable from treasury under the Employee Share Purchase Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, the allowable purchase discount and the employer matching contribution amount. Notwithstanding the foregoing, any amendment to the Employee Share Purchase Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSX.

The Stock Option Plan

The Board of Directors may, without the approval of the Shareholders of the Corporation but subject to receipt of requisite approval from the TSX, in its sole discretion make the following amendments to the Stock Option Plan:

(a)	any amendment of a “housekeeping” nature;

(b)	a change to the vesting provisions of an option or the Stock Option Plan;

(c)	a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Stock Option Plan:

(a)

any amendment to the number of shares issuable under the Stock Option Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(b)

a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an option of a Participant prior to its expiry for the purpose of reissuing Options to the same Participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

(c)	an increase in the maximum number of shares that may be issued to insiders within any one year period or that are issuable to insiders at any time;

(d)

an extension of the term of an option held by or benefiting an insider beyond the original expiry date (except, for greater certainty, in cases of blackout period in conformity with the terms of the Stock Option Plan);

(e)	any change to the definition of “Participant” included in the Stock Option Plan which would have the potential of broadening or increasing insider participation;

(f)	the addition of any form of financial assistance;

(g)	any amendment to a financial assistance provision which is more favourable to optionees;

(h)	the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

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(i)	the addition of a deferred or restricted share unit or any other provision which results in optionees receiving securities while no cash consideration is received by the Corporation;

(j)	any amendment to the transferability provision of the Stock Option Plan;

(k)	any amendment that may modify or delete any of the amendment disposition; and

(l)

any other amendments that may lead to significant or unreasonable dilution in the Corporation’s outstanding securities or may provide additional benefits to the participants of the Stock Option Plan, especially insiders, at the expense of the Corporation and its existing Shareholders.

Were any amendments made to the security-based compensation arrangements in the last financial year?

On May 22, 2015, the Board of Directors resolved to amend the Stock Option Plan. The changes made to the text below are shown in strikeout to identify any deletions thereto:

“8.	OPTION PERIOD, CONSIDERATION AND PAYMENT

(a)

The period within which such option shall be exercised (the "Option Period") shall be a period of time fixed by the Board of Directors, not to exceed seven (7) years from the date the option is granted, provided that the Option Period shall be reduced with respect to any option as provided in Sections 9, 10, 11, 12 and 15.

(b)

Except as set forth in Section 12 and subject to the provisions of Section 9, an option shall vest and may be exercised (in each case to the nearest full share) during the Option Period in such manner as the Board of Directors may fix by resolution. Options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To the extent required by any stock exchange or stock exchanges on which the shares of the Corporation are listed, no option may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(c)

Except as set forth in Sections 9, 10, 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, manager, consultant or employee of the Corporation or a Subsidiary; except in the case of a consultant, where the option has been granted for a specific service, the option may be exercised only upon completion of that service.

(d)

The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

(e)

Notwithstanding the foregoing, in the event that the term of an option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation’s insider trading policy, as it may be implemented and amended from time to time (the "Blackout Period") or within 10 business days thereafter, the option shall expire on the date that is 10 business days following the Blackout Period. Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have options which expire during the Blackout Period.

(f)

During an Option Period or a period prescribed by Section 8(e), as the case may be, a Participant may, by sending a notice to the Corporation containing the information set out in Section 8(d), elect to exercise the Participant’s options in accordance with the mechanism of this Section 8(f). In which case, the Participant (i) consents to receive a loan payable on demand from the Corporation for a principal amount equal to the amount of the exercise price (the "Advance"), (ii) directs for the proceeds from the loan to be used to pay for the exercise price of the options specified in the notice, (iii) consents to have the Corporation sell, or arrange for the sale, in the market or as the Corporation may determine, on behalf of any beneficiary, such portion of any shares issuable to the Participant on exercise of any option as the Corporation may determine, in order to realize net cash proceeds sufficient for the Participant to repay the Advance, and (iv) hereby directs such net cash proceeds to be paid to the Corporation in satisfaction of the Participant’s obligation to repay the Advance to the Corporation. ~~The Corporation shall be responsible for paying all transaction costs, including brokerage commissions or similar fees (collectively, the "Transaction Costs").~~ If any investment bank or other person sells any shares on behalf of a Participant as contemplated in this Section 8(f), any net amount after deduction of the Advance and withholding amount shall be paid to the Participant.”

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There were no amendments made to the Corporation’s Employee Share Purchase Plan in the last financial year.

FINANCIAL ASSISTANCE

Does the Corporation provide any financial assistance to participants to purchase shares under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the Corporation will contribute to the Eligible Employee contribution an amount equal to 60% of the Eligible Employee’s contribution cumulated at the end of each interim period of the Corporation up to a maximum of $9,000 per year.

The Stock Option Plan

During an Option Period or a Blackout Period (as defined in the Stock Option Plan), as the case may be, a participant may elect to exercise the participant’s options, by (i) consenting to receive a loan payable on demand from the Corporation for a principal amount equal to the amount of the exercise price (the “Advance”), (ii) directing for the proceeds from the loan to be used to pay for the exercise price of the options, (iii) consenting to have the Corporation sell, or arrange for the sale, in the market (if any) or as the Corporation may determine, on behalf of any beneficiary, such portion of any Common Shares issuable to the participant on exercise of any option as the Corporation may determine, in order to realize net cash proceeds sufficient for the participant to repay the Advance, and (iv) directing such net cash proceeds to be paid to the Corporation in satisfaction of the participant’s obligation to repay the Advance to the Corporation.

CHANGE OF CONTROL PROVISIONS

Are there any adjustment provisions under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, if there is a change of control of the Corporation, all unvested Common Shares held in trust for an Eligible Employee shall be immediately deliverable to the Eligible Employee, that the Corporation’s contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution based on the Current Market Value of the Common Shares on the date of the change of control prior to the completion of the transaction which results in the change of control and that such Common Shares shall be immediately delivered to the Eligible Employees.

In addition, in the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the committee authorized by the Board to oversee the Employee Share Purchase Plan in the number of Common Shares available under the Employee Share Purchase Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Employee Share Purchase Plan.

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The Stock Option Plan

Under the Stock Option Plan, if there is a change of control of the Corporation, all options outstanding at the time of the change of control shall vest and become immediately exercisable.

Under the Stock Option Plan, in the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in capital stock of the Corporation, then each participant holding an option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all Shareholders, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the option granted pursuant to the Stock Option Plan within the thirty (30) day period following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

BLACK-OUT PERIODS

Are there any blackout period provisions under the security-based compensation arrangements?

Under the Stock Option Plan, in the event that the term of an option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation’s Securities Trading Policy, as it may be implemented and amended from time to time or within 10 business days thereafter, the option shall expire on the date that is 10 business days following the Blackout Period (as defined in the Stock Option Plan). Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have options which expire during the Blackout Period.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan or pension plan providing for payment of benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with its Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, the Corporation will make the following severance payments to its Named Executives:

•	Chair of the Board and Chief Executive Officer: 1.5 x (base salary + average annualized bonus paid or declared in the last two years); and
•	other Named Executives: 1.0 x (base salary + average annualized bonus paid or declared in the last two years).

The Corporation shall also continue all of the Named Executive’s benefits for a corresponding period of time equal to one (1) year (one and a half (1.5) year for the Chair of the Board) from of the cessation of the Named Executive employment (the “Extended Benefits Period”). Any RSUs held by the Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The Named Executive shall also be entitled to exercise stock options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.

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In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control (“CoC”), the Named Executive will be entitled to the following severance payment (“CoC severance”):

•	Chair of the Board and Chief Executive Officer: 2.0 x (base salary + average annualized bonus paid or declared in the last two years);
•	other Named Executives: 1.5 x (base salary + average annualized bonus paid or declared in last two years); and
•

in the event the CoC event is deemed by the Board of Directors to be “hostile”, CoC severance payments may also be made to Named Executives who voluntary resign within 6 months following the "hostile" CoC.

Upon a change of Control, all unvested stock options and RSUs shall vest, irrespective of any performance conditions. The Corporation shall also continue all of the Named Executives’ benefits for a corresponding period of time equal to one and a half (1.5) year (two (2) years for the Chair of the Board).

In addition to any severance payment, the Named Executive will be entitled to the current year short term incentive payment in accordance with the actual achievements for the period they were employed.

Termination by the Corporation Without Cause

If the Named Executives are terminated by the Corporation without cause, each Named Executive will be entitled to:

Compensation(1)	Sean Roosen ($)	Bryan A. Coates ($)	Elif Lévesque ($)	John Burzynski ($)	André Gaumond ($)
Cash Severance Base salary(2) Average Annualized Bonus(3)	750,000 1,250,550	375,000 512,500	280,500 393,700	375,000 512,500	375,000 400,000
Unvested Equity acceleration Stock Options(4) RSUs(5)	0 814,766	0 526,768	0 360,925	0 526,768	0 108,923
Benefits Insurance(6)	66,800	61,200	59,000	61,100	58,800
TOTAL	2,882,116	1,475,468	1,094,125	1,475,368	942,723

NOTES:
(1)

All amounts are calculated as at December 31, 2015; all Named Executives are entitled to one (1) time (1.5 times for Chair of the Board and Chief Executive Officer), the sum of the Named Executive’s (i) base salary and (ii) average annualized bonus paid or declared in the last two years; they are also entitled to the acceleration of all unvested equity and the maintaining of most benefits for a term of 12 months (18 months for Chair of the Board and Chief Executive Officer). In addition, all Named Executives are also entitled to receive payment of any accrued unpaid vacation.

(2)

As at December 31, 2015, the respective annual base salary of the Named Executive was as follows: Mr. Roosen: $500,000, Mr. Coates: $375,000, Mr. Burzynski: $375,000, Ms. Lévesque: $280,500 and Mr. Gaumond: $375,000.

(3)

For the Named Executives, these amounts reflect one (1) time (1.5 times for the Chair of the Board and Chief Executive Officer) the average annualized bonus paid or declared in the last two years. In addition to any severance payment, the Named Executive will be entitled to the current year short term incentive payment in accordance with the actual achievements for the period they were employed.

(4)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options which would vest during the Extended Benefit Period by the difference between $13.67, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2015 and the respective exercise price of such options. The Board of Directors approved the 2016 annual grant of stock options to the Named Executives on March 21, 2016 at an exercise price of $13.38 as follows: (i) Sean Roosen (127,600 options), (ii) Bryan A. Coates (95,700 options), (iii) Elif Lévesque (71,600 options), (iv) John Burzynski (47,800 options) and (v) André Gaumond (57,400 options) (the “2016 Options”), all of which are unvested. The aggregate dollar value that would be realized by multiplying the number of unvested 2016 Options which would vest during the Extended Benefit Period in the event of a termination without cause as of March 30, 2016 by the difference between $13.81, being the closing price of the Common Shares of the Corporation on the TSX on March 29, 2016 and the exercise price, thus the Market Value of the 2016 Options would be as follows: (i) Sean Roosen ($18,289), (ii) Bryan A. Coates ($13,717), (iii) Elif Lévesque ($10,262), (iv) John Burzynski ($6,851) and (v) André Gaumond ($8,227).

(5)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs which would vest during the Extended Benefit Period (also taking into account achievement of all Long Term Objectives) by $13.67 being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2015.

(6)

These amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 12 months (18 months for the Chair of the Board and Chief Executive Officer); benefits include group insurance (but exclude long term disability and accidental death and dismemberment benefits) and outplacement benefits in an amount of $50,000 and other benefits.

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Termination of Employment Following Change in Control

The Named Executive will be entitled to the following severance payment (i) if they are terminated by the Corporation for reasons other than just cause, including constructive dismissal within 18 months following a following a CoC, or (ii) if the Named Executives voluntary resign within 6 months following a CoC which has been deemed “hostile” by the Board of Directors of the Corporation:

Compensation(1)	Sean Roosen ($)	Bryan A. Coates ($)	Elif Lévesque ($)	John Burzynski ($)	André Gaumond ($)
Cash Severance Base salary(2) Average Annualized Bonus(3)	1,000,000 1,667,400	562,500 768,750	420,750 590,550	562,500 768,750	562,500 600,000
Unvested Equity acceleration Stock Options(4) RSUs(5)	0 1,357,937	0 1,018,114	0 707,108	0 1,018,114	0 325,278
Benefits Insurance(6)	72,400	66,800	63,500	66,700	63,200
TOTAL	4,097,737	2,416,164	1,781,908	2,416,064	1,550,978

NOTES:
(1)

All amounts are calculated as at December 31, 2015; all Named Executives are entitled to 1.5 time (2.0 times for Chair of the Board and Chief Executive Officer) the sum of the Named Executive’s (i) base salary and (ii) average annualized bonus paid or declared in the last two years they are also entitled to the acceleration of all unvested equity and the maintaining of most benefits for a term of 18 months (24 months for the Chair of the Board and Chief Executive Officer).

(2)

As at December 31, 2015, the respective annual base salary of the Named Executive was as follows: Mr. Roosen: $500,000, Mr. Coates: $375,000, Mr. Burzynski: $375,000, Ms. Lévesque: $280,500 and Mr. Gaumond: $375,000.

(3)

For the Named Executives, these amounts reflect 1.5 times (two (2) times for the Chair of the Board and Chief Executive Officer) the average annualized bonus paid or declared in the last two years. In addition to any severance payment, the Named Executive will be entitled to the current year short term incentive payment in accordance with the actual achievements for the period they were employed.

(4)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options (the vesting of which would be accelerated as a result of such CoC) by the difference between $13.67, being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2015 and the respective exercise price of such options. The Board of Directors approved the grant of the 2016 Options to the Named Executives on March 21, 2016 at an exercise price of $13.38 as follows: (i) Sean Roosen (127,600 options), (ii) Bryan A. Coates (95,700 options), (iii) Elif Lévesque (71,600 options), (iv) John Burzynski (47,800 options) and (v) André Gaumond (57,400 options), all of which are unvested. The Market Value for the 2016 Options is determined by multiplying the number of 2016 Options by the difference between $13.81, being the closing price of the Common Shares of the Corporation on the TSX on March 29, 2016 and the exercise price, thus the Market Value of the 2016 Options would be as follows: (i) Sean Roosen ($54,868), (ii) Bryan A. Coates ($41,151), (iii) Elif Lévesque ($30,788), (iv) John Burzynski ($20,554) and (v) André Gaumond ($24,682).

(5)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of RSUs (the vesting of which would be accelerated as a result of such CoC, irrespective of any performance condition) by $13.67 being the closing price of the Common Shares of the Corporation on the TSX on December 31, 2015.

(6)

These amounts represent the dollar value of the insurance benefit of the Named Executives which would be continued for a term of 18 months (24 months for the Chair of the Board and Chief Executive Officer); benefits include group insurance (but exclude long term disability and accidental death and dismemberment benefits) and outplacement benefits in an amount of $50,000 and other benefits.

Each of the Named Executives undertakes, following the date of his termination for any reason, not to solicit the Corporation’s agents, administrators, officers, directors, managers or business executives, consultants or employees and to not enter into competition with the Corporation for a period of 12 months.

Policy on Recovery of Incentive Compensation

In May 2015, the Board, following the recommendation of the Committee, adopted a written Policy on Recovery of Incentive Compensation (the “Policy” - also commonly known as a “Clawback Policy”) which will apply to the Chair of the Board and Chief Executive Officer, the President, Senior Vice Presidents and Vice Presidents (the “Executive Officers”) of the Corporation (including former Executive Officers). Beginning in 2015, the Policy affects future awards made under the short-term incentive program (the “Annual Incentive Compensation”) and allows the Board, in its discretion, to establish and reserve the right to recover all or portion of the Annual Incentive Compensation paid to an Executive Officer with respect to the most recent financial year in the event that :

(i)

such amount received by an Executive Officer was calculated based on, or contingent on, achieving: (a) certain financial results that are subsequently the subject of or affected by a restatement of all or a portion of the Corporation’s financial statements or (b) reported reserves or resources which are subsequently determined to be overstated;

(ii)	an Executive Officer was involved in gross negligence, intentional misconduct or fraud that caused or partially resulted in such restatement, misstatement or overstatement; and

54	2016 Management Information Circular

(iii)	the Annual Incentive Compensation payment received would have been lower had the financial results, production results or reserves and resources been properly reported.

Further, management of the Corporation will continue to monitor, in conjunction with the Human Resources Committee, the evolution of regulatory framework in Canada with respect to compensation policies and ensure that the Policy is reviewed annually and is properly aligned with Shareholder’s best interest.

SECURITIES OWNERSHIP

A formal securities ownership guidelines (the “Guidelines”) was assented by the Board of Directors on May 6, 2015 in order to further align the long term interests of the Corporation’s Shareholders and that of its directors and officers. The Guidelines provide direction to Non-Executive Directors, Named Executives and other officers of the Corporation as to the level and amounts of ownership considered satisfactory in meeting the ownership requirements. The ownership requirements can be met through the holding of Common Shares, DSUs and RSUs. The Board of Directors, following the recommendation of the Committee, approved the following method of calculation for the purpose of determining the value of securities held. As such, the holdings are based on the higher of (i) cost of the acquisition or value at the time of grant or (ii) market value at time of determination. With respect to RSUs, only the fixed component (retention based) will be used in determining the value of the holdings.

The following table illustrates the amounts and levels established for the minimum requirement for Non-Executive Directors and Named Executives:

Categories	Securities Ownership Levels (as Multiple of Salary/Retainer)
Lead Director and Directors	2 Times Basic Retainer and DSUs
Chief Executive Officer	3 Times Annual Salary
President and Senior Vice Presidents	2.5 Times Annual Salary
Executives (other Named Executives)	2 Times Annual Salary

Newly elected or appointed directors, newly appointed Named Executives and other Executives have three years to comply with the ownership requirements starting from the date of approval of the Guidelines or from the date of election or appointment whichever comes last. The following table sets out the securities ownership status of Non-Executive Directors, Named Executives and other Executives as of March 30, 2016:

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The Securities Ownership of Directors, Named Executives and other Executives as of March 30, 2016:

Name and Position	HOLDINGS			Total Value(1)	Securities Ownership Level	Compliance with the Guidelines
	No of Common Shares	No of DSUs	No of RSUs (Fixed Component only)	($)		Yes/No
Paul Archer Vice President, Northern Exploration since February 17, 2015	85,529	NIL	4,481	1,438,345	$469,400	Yes
Françoise Bertrand Director since November 24, 2014	NIL	20,990	NIL	322,932	$320,000	Yes
Victor H. Bradley Director since April 30, 2014	3,000	21,193	NIL	370,119	$320,000	Yes
John Burzynski Director and Senior Vice President, New Business Development since April 30, 2014	176,229	NIL	37,346	3,323,791	$937,500	Yes
Christopher C. Curfman(2) Director Nominee	—	—	—	—	$320,000	N/A
Bryan A. Coates President since April 30, 2014	114,869	NIL	37,346	2,374,335	$937,500	Yes
Joseph de la Plante Vice President, Corporate Development since June 30, 2014	429	NIL	19,230	297,636	$357,000	No Must comply by May 6, 2018
Joanne Ferstman Lead Director since April 30, 2014	12,500	31,789	NIL	681,918	$560,000	Yes
André Gaumond Director and Senior Vice President, Northern Development since February 17, 2015	867,480	NIL	11,932	13,849,841	$937,500	Yes
Pierre Labbé Director since February 17, 2015	6,067	11,547	NIL	286,946	$320,000	No Must comply by May 6, 2018
André Le Bel Vice President, Legal Affairs and Corporate Secretary since February 17, 2015	34,674	NIL	8,760	686,073	$550,800	Yes
Luc Lessard Senior Vice President, Technical Services since June 30, 2015	24,410	NIL	11,932	573,779	$937,500	No Must comply by June 30, 2018
Elif Lévesque Chief Financial Officer and Vice President, Finance since April 30, 2014	765	NIL	25,938	405,834	$561,000	No Must comply by May 6, 2018
Charles E. Page Director since April 30, 2014	55,215	21,193	NIL	1,196,161	$320,000	Yes
Sean Roosen Chairman and Chief Executive Officer since April 30, 2014	183,563	NIL	49,811	3,651,792	$1,500,000	Yes

NOTES:
(1)	Given that the closing price on March 29, 2016 is at $13.81, the value of Common Shares, DSUs and RSUs is based on the market value upon the date of grant or acquisition, pursuant to the securities guidelines.
(2)	If elected, Mr. Curfman will have three years from the date of the Annual Meeting on May 4, 2016 to meet the securities ownership requirements.

As at March 30, 2016, the aggregate value of the total number of securities held by Non-Executive Directors, Named Executives and other Executives (only fixed component of RSUs) represents a value of $29,459,502.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. A description of the Corporation’s corporate governance practices is set out below in response to the requirements of Regulation 58-101 respecting Disclosure of Corporate Governance Practices and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”.

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Majority Voting Policy for Election of Directors

The Majority Voting Policy for uncontested director elections is in effect since April 2014 and was last amended on March 30, 2016 to reflect comments received from the TSX. Under such policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of Shareholders, the director shall promptly tender his or her resignation for consideration by the Governance and Nomination Committee and the Board. The Governance and Nomination Committee will consider such resignation and make a recommendation to the Board of Directors. The policy is available on the Corporation’s website at www.osiskogr.com.

Composition of the Board of Directors

As of March 30, 2016, the Board of Directors consists of a majority of Independent directors given that, of the eight (8) directors currently serving on the Board of Directors, five (5) are considered Independent directors. The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually and on other information reviewed on an ongoing basis.

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for Non-Executive Directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Corporation has adopted on March 30, 2016 a policy regarding the tenure on the Board of Directors (the “Board Tenure Policy”).

The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing Non-Executive Directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation’s Policy regarding the diversity of the Board of Directors.

In order to assist the Governance and Nomination Committee and the Board in succession-planning for Non-Executive Directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-Executive Directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

(a)	such Director has served 12 years following the later of (i) March 30, 2016 and (ii) the date on which the Director first began serving on the Board (the “Term Limit”); or

(b)

such Director has reached the age of 72 years old on or before the date of the annual or special meeting of shareholders of the Corporation called in respect of the election of Directors (the “Retirement Age”);

provided that, for greater certainty, there should be no expectation that a Non-Executive Director will serve on the Board for the periods contemplated by the Term Limit or until such Director reaches the Retirement Age (collectively the “Board Tenure Limits”).

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a Non-Executive Director who has yet to be elected annually for the fifth consecutive time by the shareholders in accordance with the Corporation’s Majority Voting Policy. Once a Non-Executive Director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such Director has continued to receive solid annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

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Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a Non-Executive Director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

(a)	the Director has received positive annual performance assessments;

(b)	the Governance and Nomination Committee believes it is in the best interests of the Corporation that the Director continues to serve on the Board; and

(c)	the Director has been re-elected annually by the Corporation’s shareholders in accordance with the Corporation’s Majority Voting Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the Governance and Nomination Committee.

In addition, Directors are expected to inform the Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such Director’s continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such Director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including Directors’ past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending Directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation’s website at www.osiskogr.com.

Independence of Directors - Majority of Directors are Independent

The Board has approved independence standards that require that a majority of its directors be independent. The independence of a director is determined in accordance with Regulation 52-110 or Regulation 58-101 further to voluntary disclosure by each director. Furthermore, the Board of Directors may determine that a director has no material relationship with the Corporation, including as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Canadian Securities Administrators director independence rules. The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that six (6) of the nine (9) nominees proposed for election as directors have no material relationship with the Corporation and are, therefore, independent.

The following table indicates the independence status of each of the nine (9) nominees for election to the Board of Directors:

Name	Independent	Non-Independent	Reason for Non-Independence
Françoise Bertrand	✔
Victor H. Bradley	✔
John Burzynski		✔	Senior Vice President, New Business Development of the Corporation
Christopher C. Curfman	✔
Joanne Ferstman	✔
André Gaumond		✔	Senior Vice President, Northern Development of the Corporation

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Name	Independent	Non-Independent	Reason for Non-Independence
Pierre Labbé	✔
Charles E. Page	✔
Sean Roosen		✔	Chair of the Board and Chief Executive Officer of the Corporation

Messrs. Sean Roosen, John Burzynski and André Gaumond are not Independent directors, given that they are Executive Officers of the Corporation.

The Board of Directors have reviewed the independence of Mr. Page given that he was deemed not independent as a Director of Osisko Mining, following its acquisition of Queenston Mining Inc. (“Queenston”) in 2012 (the “Queenston Transaction”). Mr. Page was President and Chief Executive Officer of Queenston. The Board, in consultation with the Corporation’s internal and external legal counsels, determined that Mr. Page is an independent director of the Corporation for the following reasons:

•	Osisko Gold Royalties Ltd was incorporated in 2014 as part of the 2014 plan of arrangement involving Osisko Mining, Agnico Eagle and Yamana (the “2014 Arrangement”);
•	The Queenston Transaction was concluded in December 2012 between Queenston and Osisko Mining;
•	As part of the 2014 Arrangement, Osisko Mining was granted a royalty on Queenston properties by Agnico and Yamana;
•	As part of the 2014 Arrangement, Osisko Mining subsequently transferred the royalty on the Queenston properties to the Corporation; and
•	At no time did Mr. Page directly negotiate the transaction leading to the granting of the royalty on the Queenston properties to the Corporation.

Non-Independent Chair of the Board

The Board of Directors is led by an executive and non-independent Chair; Mr. Sean Roosen was appointed to act as Chair and serve on the Board of Directors of the Corporation in April 2014.

The Chair of the Board takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Chair is responsible for the management, the development and the effective performance of the Board, and provides leadership to the Board for all aspects of the Board’s work.

In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Chair of the Board include the following: (i) presiding at all meetings of the Shareholders and of the Board; (ii) planning and organizing the activities of the Board in consultation with management including the preparation for, and the conduct of, Board meetings, as well as the quality, quantity and timeliness of the information that goes to the Board; (iii) during Board meetings, encouraging full participation and discussion by individual directors, stimulating debate, facilitating consensus, and ensuring that clarity regarding decisions is reached and duly recorded; (iv) fostering ethical and responsible decision making by the Board and its individual members; (v) providing advice, counsel and mentorship to the President and Chief Executive Officer and fellow members of the Board; (vi) acting as principal liaison between the directors and the Chief Executive Officer on sensitive issues; (vii) ensuring minutes of the Board meetings are available in a timely manner; (viii) ensuring committees of the Board report to the Board on their activities; (ix) assisting the Board Committees and Committee Chairs to bring important issues forward to the Board for consideration and resolution; and (x) carrying out other responsibilities at the request of the Board.

Independent Lead Director of the Board

The Board of Directors is led by a non-executive and independent Lead Director, which contributes to the Board’s ability to function independently of management of the Corporation. Ms. Joanne Ferstman was appointed to act as the Lead Director and serve on the Board of Directors of the Corporation in April 2014.

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In addition to the responsibilities applicable to all directors of the Corporation, the responsibilities of the Lead Director of the Board include the following: (i) providing leadership to ensure that the Board functions independently of management of the Corporation and other non-independent directors; (ii) providing leadership to foster the effectiveness of the Board; (iii) working with the Chair to ensure that the appropriate committee structure is in place and assisting the Corporate Governance and Nomination Committee in making recommendations for appointment to such committees; (iv) recommending to the Chair items for consideration on the agenda for each meeting of the Board; (v) commenting to the Chair on the quality, quantity and timeliness of information provided by management to the independent directors; (vi) calling, where necessary, the holding of special meetings of the Board, outside directors or independent directors, with appropriate notice, and establishing agenda for such meetings in consultation with the other outside or independent directors, as applicable; (vii) in the absence of the Chair, chairing Board meetings, including, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded; in addition, chairing each Board meeting at which only outside directors or independent directors are present; (viii) consulting and meeting with any or all of the independent directors, at the discretion of either party and with or without the attendance of the Chair, and representing such directors, where necessary, in discussions with management of the Corporation on corporate governance issues and other matters; (ix) working with the Chair of the Board and Chief Executive Officer and the President to ensure that the Board is provided with the resources, including external advisers and consultants to the Board as considered appropriate, to permit it to carry out its responsibilities and bringing to the attention of the Chair of the Board and Chief Executive Officer and the President any issues that are preventing the Board from being able to carry out its responsibilities; (x) conducting peer reviews through a process involving meeting with each director individually; these peer reviews will be conducted to coincide with the formal survey of board effectiveness; (xi) ensuring non-management directors discuss among themselves, without the presence of management, the Corporation’s affairs.

Policy regarding the diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On March 30, 2016, the Board adopted a policy regarding the diversity of the Board of Directors (the “Diversity Policy”) relating to candidate selection based on experience and expertise to achieve effective stewardship and management.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation’s success. By bringing together men and women from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board which will assist the Corporation to achieve its long term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. To ensure sound corporate governance, the Governance and Nomination Committee is guided by the following principles in recommending candidates to the Board of Directors:

i)

Ensuring that the Board of Directors of the Corporation is composed of directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to the management of the Corporation, the conduct of its business and the orientation of its development;

ii)	Seeking a balance in terms of the knowledge and competencies of directors to ensure that the Board of Directors can fulfil its role in all respects; and

iii)

To the extent practicable, seeking directors who represent different genders, ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

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The Corporation has set an objective of reaching 40% representation of women on the Board of Directors by December 2019. In order to achieve this goal, the Governance and Nomination Committee shall:

•

maintain an evergreen list of potential candidates for election to the Board of Directors which list includes parity between men and women candidates; this list shall take into account that qualified candidates may be found in a broad array of organizations;

•	periodically assess the effectiveness of the nomination process at achieving the Corporation’s diversity objectives outlined in this Policy; and

•

in order to support the specific objective of gender diversity, considers the level of representation of women on the Board and ensures that women are included in the short list of candidates being considered for a Board position.

When identifying potential candidates for the Board of Directors, the Governance and Nomination Committee considers the selection criteria approved by the Board, as well as its analysis of the Board’s needs based on the above criteria. These selection criteria are reviewed periodically.

The Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation’s management information circular. A copy of the Diversity Policy is available on the Corporation’s website at www.osiskogr.com.

Board’s Skills Matrix

The Governance and Nomination Committee, together with the Board Chair, is responsible for determining the needs of the Board in the long term and identifying new candidates to stand as nominees for election or appointment as directors.

The Board ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board.

The Governance and Nomination Committee reviews annually the credentials of the members of the Board. The following table exemplifies the current skills that each nominee possesses:

	SKILLS
Directors	Months of Directorshi p	Financial(1)	M&A(2)	Technical/ Mining(3)	Government Relations(4)	International(5)	Governance(6)	Human Resources(7)	Sustainability(8)	Management(9)
Françoise Bertrand Age: 67	16				✔		✔	✔	✔	✔
Victor H. Bradley Age: 79	23	✔	✔	✔	✔	✔	✔	✔	✔	✔
John Burzynski Age:52	23	✔	✔	✔	✔	✔	✔		✔	✔
Christopher C. Curfman Age: 64	N/A	✔	✔	✔		✔		✔	✔	✔
Joanne Ferstman Age: 48	23	✔	✔				✔	✔		✔
André Gaumond Age:54	13	✔	✔	✔	✔		✔	✔	✔	✔
Pierre Labbé Age: 50	13	✔	✔	✔		✔	✔			✔
Charles E. Page Age: 64	23	✔	✔	✔	✔	✔	✔	✔	✔	✔
Sean Roosen Age: 52	23	✔	✔	✔	✔	✔	✔	✔	✔	✔

NOTES:
(1)	Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)

Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.

(3)

Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) understanding of marketing of metals.

(4)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy making, lobbying, etc.).
(5)

International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non-Canadian jurisdictions.

(6)	Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.

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(7)

Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.

(8)

Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.

(9)	Management: Ability to plan, operate and control various activities of a business.

Other Reporting Issuer Memberships

The table below sets forth the name of each nominee director of the Corporation who is currently a director of another organization that is a reporting issuer as also described under the Section entitled “Election of Directors” in this Circular:

Other Directorships

As part of its business model and in connection with its investments made in various other companies, either by acquiring equity interests, purchasing royalties, royalty options or otherwise, Osisko generally expects from its directors and officers to be actively involved within such investee companies, which may include occupying seats on their board of directors. Osisko acknowledges that a director or an officer serving on too many public boards of directors might be “overboarded”. Consequently, all directors and officers of Osisko must submit to the Governance and Nomination Committee any offer to join an outside board of directors in order to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.

As a general guideline, the Governance and Nomination Committee of Osisko will consider that a director or officer of Osisko should be regarded as “overboarded” if he or she:

(a)	has attended fewer than 75% of Osisko’s board and committee meetings held within the past year without a valid reason for the absences;

and

(b)

(i)	is the President or Chief Executive Officer of Osisko, he or she sits on more than two (2) outside public company board, in addition to Osisko; or

(ii)	if not the President or Chief Executive Officer of Osisko, sits on more than five (5) public company boards, in addition to Osisko.

In determining what is an ‟outside public company board”, the Governance and Nomination Committee specifically excludes investee companies for the reason that becoming a director of such companies is crucial in order to oversee and supervise Osisko’s investment in such investee companies. This representation allows Osisko to protect its Shareholders’ interests. Furthermore, the Governance and Nomination Committee recommended to amend the Chief Executive Officer’s position description to include as part of his duties to undertake, as applicable, the directorship of investee companies or to delegate such duty to an officer of the Corporation. This recommendation was subsequently approved by the Board of Directors.

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Françoise Bertrand	None
Victor H. Bradley	Nevada Copper Corp.	Mining Company	TSX — NCU	Audit Committee - Chair Compensation Committee - Chair
John Burzynski	Oban Mining Corporation – Investee Company	Mining Company	TSX — OBM	Corporate Governance and Compensation Committee
	Condor Petroleum Inc.	Oil and Gas Company	TSX — CPI	Compensation Committee and Reserves Committee
	Strongbow Exploration Inc. – Investee Company	Mining Company	TSX-V — SBW	—
Christopher C. Curfman	None

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Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Joanne Ferstman	Dream Office REIT	Real Estate Company	TSX — D.UN	Trustee Audit Committee - Chair
	Dream Unlimited Corp.	Real Estate Company	TSX — DRM	Trustee Audit Committee – Chair Organization, Design and Culture Committee Leaders and Mentors Committee
	Aimia Inc.	Loyalty Management Company	TSX — AIM	Audit Committee Human Resources and Compensation Committee
	Cogeco Communications Inc.	Communications and Media	TSX — CCA	Audit Committee
André Gaumond	Junex Inc.	Oil and Gas Company	TSX-V — JNX	—
Pierre Labbé	Agility Health, Inc.	Other	TSX-V — AHI	Audit Committee Compensation Committee
Charles E. Page	Unigold Inc. – Investee Company	Mining Company	TSX-V — UGD	Audit Committee Corporate Governance and Compensation Committee
	Wesdome Gold Mines Ltd.	Mining Company	TSX — WDO	Chair of the Board of Directors Audit Committee Compensation Committee Technical Committee
Sean Roosen	Barkerville Gold Mines Ltd. – Investee Company	Mining Company	TSX-V — BGM	Co-Chair of the Board of Directors
	Condor Petroleum Inc.	Oil and Gas Company	TSX — CPI	Compensation Committee - Chair Nominating and Corporate Governance Committee - Chair
	Dalradian Resources Inc. – Investee Company	Mining Company (metals and minerals)	TSX — DNA	Audit Committee Corporate Governance and Compensation Committee
	Falco Resources Ltd. – Investee Company	Mining Company	TSX-V — FPC	Chair of the Board of Directors
	Oban Mining Corporation – Investee Company	Mining Company	TSX — OBM	Co-Chair of the Board of Directors

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the Independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the Human Resources Committee or Board of Directors of the Corporation. However, there is an interlocking relationship with two non-independent directors: Messrs. Roosen and Burzynski whom both serve on the Board of Directors and the Compensation Committee of Condor Petroleum Inc. and on the Board of Directors of Oban. The Board assessed the interlock and determined that there was no conflict or other concerns for the Corporation.

Independent Directors Meetings

The Independent directors do not hold regularly scheduled meetings at which non-Independent directors and members of management are not in attendance. However, where deemed necessary by the Independent directors, the Independent directors do hold in-camera sessions exclusive of non-Independent directors and members of management, which process will facilitate open and candid discussion amongst the Independent directors. A private session is included in every agenda of every board and committee meeting.

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Record of Attendance

During the 2015 financial year, the Board of Directors held 15 meetings, the Audit Committee held 5 meetings, the Human Resources Committee held 5 meetings, the Governance and Nomination Committee held 3 meetings and the Sustainability Committee held 3 meetings. Overall the combined director attendance at meetings of the Board and its standing Committees was 97%. A record of attendance of each director at Board and Committee meetings held for the financial year ended on December 31, 2015 is set out under heading “2015 Board and Committee Attendance Record” at page 18 of this Circular.

Board Mandate

The Osisko Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. The Osisko Board’s consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The Osisko Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Osisko’s business in the ordinary course, managing Osisko’s cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Osisko Board also looks to management to provide recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Osisko Board has a written mandate governing its operation, a copy of which is attached in this Circular as Schedule “A”.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board and the Chairs of the Board Committees, as well as one for the Lead Director and the Chief Executive Officer. Such position descriptions can be found on the Corporation’s website at www.osiskogr.com.

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Orientation and Continuing Education

To facilitate the process of the orientation of new Directors and to provide easily access documentation to current Directors, the Corporation has developed a Directors’ Handbook. This reference guide provides information related to:

i.	Osisko’s strategic plan
ii.	Mining industry information;
iii.	Information on structure of royalties and streams;
iv.	Board and Committee Charters; and
v.	Corporate Policies and Procedures.

Throughout the year, the Board and Committee Members receive formal presentations by management and external advisors, and are provided documentation from various advisors and consultants on various topics, including:

•	Mineral royalty sector;
•	Commodity prices;
•	Mining industry opportunities and risks;
•	Current governance issues;
•	Talent management;
•	Economic forecasts;
•	Mining company performance;
•	Reports on Osisko Gold Royalties by investment dealer analysts;
•	Feedback from institutional and retail shareholders;
•	New developments in financial accounting and reporting controls; and
•	Fraud and risks.

Furthermore, the Corporation is a corporate member of the Institute of Corporate Directors (“ICD”) and each member of the Board of Directors receive educational material from the ICD and attend their conferences. The fees for attending conferences and educational sessions are reimbursable by the Corporation.

The Board of Directors held its third quarter meetings in November 2015 in Québec City. As part of the program, the Directors visited the Québec Exploration Office and the Company hosted an event to meet shareholders, government representatives and other stakeholders.

During 2015, Ms. Françoise Bertrand visited the Canadian Malartic Mine owned and operated by Agnico Eagle Mines Limited and Yamana Gold Inc., Messrs. Roosen and Gaumond visited the Éléonore mine held by Goldcorp. Osisko has royalties on both deposits and considers both of these as “cornerstone assets”.

Ethical Business Conduct

The Board has adopted a Code of Business Ethics and Conduct (the “Code of Conduct”) applicable to all of its directors, officers and employees, including the Chair of the Board and Chief Executive Officer, the President, the Chief Financial Officer and Vice President Finance, the Senior Vice President, New Business Development, the Vice President, Corporate Development and other person performing financial reporting functions.

The Code of Conduct communicates to directors, officers and employees standards for business conduct in the use of Osisko time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Conduct and is asked to sign an acknowledgement that the standards and principles of the Code of Conduct will be maintained at all times on Osisko business. The Code of Conduct is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Conduct violations; and (d) accountability for adherence to the Code of Conduct. Violations from standards established in the Code of Conduct, and specifically under internal accounting controls, are reported to the Vice President and Chief Financial Officer and can be reported anonymously. The Vice President and Chief Financial Officer will report to the Audit Committee which will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation.

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The Chair of the Board and Chief Executive Officer and the Governance and Nomination Committee are responsible for promoting a corporate culture which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation. The Corporation’s Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

The Code of Ethics is distributed to and signed by each of the Corporation’s employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation’s Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

The Corporation’s Code of Ethics provides that directors, officers and employees must avoid conflicts of interests, both real and perceived. In practice, should a director have a material interest or be otherwise in conflict of interest as regards a transaction or agreement considered by the Board, he must disclose his conflict of interest and withdraw from any discussions, assessment or decision related to the particular transaction or agreement.

In the event any transactions or agreements are contemplated in respect of which a director or Executive Officer has a material interest, the matter must be initially reviewed by the Audit Committee and is then submitted to the Board of Directors. The Board may implement any measures that it finds necessary in order to ensure the exercise of independent judgment. In the event a director has a material interest in any transaction or agreement, such director will abstain from voting in that regard.

In addition, the Board has established under the Corporation’s Internal Whistle Blowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or related matters submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters. To help in this process, the Corporation established an Ethics Line, which is a phone and Internet-based reporting system (1-844-687-8700 or ethics@osiskogr.com). All communications are forwarded directly to the Chair of the Audit Committee and to the Vice President, Legal Affairs and Corporate Secretary.

There have been no material change reports filed that pertain to any conduct of a director or Executive Officer that constitutes a departure from the Code of Conduct.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Code of Conduct is available on the Corporation’s website at www.osiskogr.com.

Committees of the Board

The Board has established four standing committees, namely: the Audit Committee, the Governance and Nomination Committee, the Human Resources Committee and the Sustainability Committee. Following is a description of the authority, responsibilities, duties and function of such committees.

Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation’s corporate governance and nomination matters.

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The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for directors and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual directors.

The Governance and Nomination Committee met three times during the most recently completed financial year. Since February 17, 2015, the Governance and Nomination Committee is composed of the following three (3) Independent directors:

—	Mr. Charles E. Page (Chair)
—	Ms. Joanne Ferstman
—	Mr. Pierre Labbé

Work Performed by the Governance and Nomination Committee

The following summarizes the work highlights performed by the Committee in 2015 and beginning of 2016:

•	reviewed and recommended to the Board to approve a Diversity Policy and a Policy regarding Tenure on the Board of Directors;
•	reviewed and recommended to the Board to approve amendments to the Corporation’s Majority Voting Policy;
•	reviewed and recommended to the Board to approve the 2016 Circular;
•	reviewed the voting results from the 2015 annual and special meeting;
•	reviewed and approved the Board assessment questionnaire and assessment process;
•	reviewed and management’s practices in maintaining open and transparent communications with the Board;
•	reviewed the skills matrix of the members of the Board;
•	reviewed the evergreen list of candidates for election to the Board;
•	reviewed and recommended to the Board to approve the position descriptions of the Chair of the Board, the Lead Director and the Committee Chair;
•	reviewed and recommended to the Board to approve changes to the position description of the Chief Executive Officer;
•	reviewed and recommended to the Board to approve changes to the Charter of the Governance and Nomination Committee;
•	reviewed and approved the Governance and Nomination Committee Annual Work Plan;
•	reviewed the Charter of the Board of Directors;
•	reviewed and recommended to the Board to approve changes to the Code of Ethics;
•	reviewed the Board self-assessment and evaluation;
•	reviewed the list of directorship of public companies held by Senior Officers and members of management of the Corporation as representative of the Corporation;
•	reviewed the Corporation’s governance practices;
•	reviewed the Board composition;
•	reviewed biographies of potential Board nominees;
•	reviewed the “evergreen list” and recommended a “short list” of candidates; and
•	interviewed a candidate and recommended his appointment.

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Audit Committee

The Audit Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of the Corporation’s accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of the Corporation’s financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of the Corporation’s risk identification, assessment and management program; and (vi) in the Corporation’s compliance with legal and regulatory requirements in respect of the above.

The function of the Audit Committee is to provide independent and objective oversight. The management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation’s financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation’s annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by management as to non-audit services provided by the auditors to the Corporation.

The Board has adopted the Audit Committee Charter, mandating the role of the Audit Committee in supporting the Board in meeting its responsibilities to Shareholders.

The Audit Committee met five (5) times during the most recently completed financial year. Since February 17, 2015, the Audit Committee is composed of the following four (4) Independent directors:

—	Ms. Joanne Ferstman (Chair)
—	Mr. Victor H. Bradley
—	Mr. Charles E. Page
—	Mr. Pierre Labbé

Work Performed by the Audit Committee

The following summarizes the work highlights performed by the Audit Committee in 2015 and beginning of 2016:

•	reviewed management’s report on the Corporation’s Risk Evaluation Review for 2014-2015 and on a quarterly basis;
•	reviewed and recommended to the Board to approve the Corporation’s revised Investment Policy;
•	reviewed the Corporation’s review process in determining related party transactions;
•	reviewed and recommended to the Board to approve of the financial statements, management’s discussion and analysis and press releases for the period ended December 31, 2014 and 2015;
•	reviewed and recommended to the Board to approve the quarterly financial statements, management’s discussion and analysis and press releases related thereto;
•	reviewed and recommended to the Board the unaudited pro forma condensed consolidated financial statement to be used for the acquisition of Virginia Mines Inc.;
•	considered and recommended to the Board to appoint the auditors of the Corporation;
•	reviewed the efficiency of the Audit Committee;
•	reviewed the Corporation’s internal controls and compliance certifications on quarterly basis;

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•	reviewed and approved audit and non-audit work fees;
•	reviewed the Corporation’s report on cash management;
•	reviewed the Corporation’s Information Technology related activities;
•	reviewed the Corporation’s insurance coverage;
•	reviewed the Corporation’s tax matters;
•	reviewed documentation provided by management on continuing education;
•	reviewed and monitored whistle blowing and litigation matters;
•	met with the Auditors of the Corporation on a quarterly basis; and
•	met with representatives from the Canadian Public Accountability Board and received their presentation.

Additional reference is made to the Section entitled “Audit Committee” of the Corporation’s Annual Information Form (“AIF”) that contains the information required by section 5.1 of Form 52-110F1 of Regulation 52-110. The Corporation’s AIF is available on SEDAR at www.sedar.com and a copy of same will be provided free of charge, upon request, to any shareholder of the Corporation.

Human Resources Committee

The Human Resources Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation’s objectives with the view to attracting and retaining the best qualified management and employees. The Human Resources Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.

The Human Resources Committee met five (5) times during the most recently completed financial year. Since February 17, 2015, the Human Resources Committee is composed of four (4) Independent directors:

—	Mr. Victor H. Bradley (Chair)
—	Ms. Françoise Bertrand
—	Ms. Joanne Ferstman
—	Mr. Charles E. Page

Sustainability Committee

The Sustainability Committee is responsible for overseeing various aspects of the activities of the Corporation in respect of the work environment (occupational health and safety), the human environment (corporate social responsibility matters), the physical environment (environmental matters), and socially responsible investing.

The Committee has the general mandate (i) to consider and evaluate all aspects of the Corporation’s occupational health and safety, corporate social responsibility, environmental matters and socially responsible investing; (ii) to recommend to the Board the steps to be taken in connection with these four (4) areas of activity; and (iii) to oversee the implementation and administration of corporate policies and guidelines adopted by regulatory authorities and the Board with respect to occupation health and safety, corporate social responsibility, environmental matters and socially responsible investing.

The Sustainability Committee met three (3) times during the most recently completed financial year. Since February 17, 2015, the Sustainability Committee is composed of four (4) Directors, two (2) of whom are independent:

—	Ms. Françoise Bertrand (Chair) (Independent)
—	Mr. André Gaumond
—	Mr. Charles E. Page (Independent)
—	Mr. Sean Roosen

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Work Performed by the Sustainability Committee

The following summarizes the work highlights performed by the Sustainability Committee in 2015 and beginning of 2016:

•	reviewed corporate sustainability matters;
•	reviewed and recommended to the Board to approve the Sustainability Committee Charter;
•	reviewed and approved the revised 2015 Work Plan of the Sustainability Committee;
•	reviewed the Corporation’s sustainability report;
•	reviewed the Corporation’s community relations in the various projects;
•	reviewed and monitored matters relating to the mining industry;
•	reviewed the Corporation’s sustainability performance;
•	reviewed the Corporation’s guide on best practices in areas of community relations, environment and health and safety; and
•	reviewed and approved the 2016 Work Plan of the Sustainability Committee;

Nomination of Directors

In consultation with the Chair of the Board, the Governance and Nomination Committee annually reviews the competencies and skills the members of the Board should possess as well as the skills, areas of expertise, background, independence and qualifications credentials of nominees for election or re-election as members of the Board of Directors. If vacancies occur on the Board, the Governance and Nomination Committee would recommend nominees to the Board, consider their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Corporation, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and Committee meetings. The use of a skills matrix is also an additional tool in recommending nominees to the Board of Directors. The Board’s current skills matrix is set out at page 61 of this Circular under heading “Board’s Skills Matrix”.

The Governance and Nomination Committee maintains a list of potential director candidates for planned and unforeseen vacancies through an evergreen diversified list which is comprised of at least 40% of women candidates. Pursuant to the adoption of the Diversity Policy, this list shall include parity between men and women.

Assessment

Following the implementation of a formal procedure for assessing the performance of the Board and its Committee members in November 2014, a detailed questionnaire is distributed annually to each member of the Board in order to enable individual directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. In addition, the results of the questionnaires are compiled by the Vice President, Legal Affairs and Corporate Secretary and sent to the Lead Director as well as the Chair of the Governance and Nomination Committee. As part of the assessment process review, detailed questionnaires are also distributed to each member of the respective Committees. The results of such are compiled by the Corporate Secretary and sent to the Lead Director as well as to the Chair of the Governance and Nomination Committee. Thereafter, the Lead Director contacts every director and conducts open and confidential one-on-one meetings to discuss the results and any issues arising from the performance assessments.

The Governance and Nomination Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to directors, communication between the Board and management, the Board size and overall skills. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

Succession Planning

The Board of Directors regularly meets the management of the Corporation. During these meetings, the Directors have the opportunity to evaluate potential successors to senior management. In addition, the Human Resources Committee monitors training and development of programs of management.

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INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Corporation’s most recently completed financial year, no director or executive officer of Osisko, or shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness outstanding with any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

LIABILITY INSURANCE

The Corporation subscribes liability insurance for the benefit of its directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of $50 million per loss and policy year and the premium paid by the Corporation amounted to $111,301 on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of $50,000 to $100,000 applies. The policy contains standard industry exclusions.

APPOINTMENT AND REMUNERATION OF AUDITORS

The Board of Directors and the Audit Committee of the Corporation recommend that Shareholders vote for the appointment of PricewaterhouseCoopers LLP a partnership of chartered professional accountants (“PWC”), as independent auditors of the Corporation for the fiscal year ending December 31, 2016 and to authorize the directors to establish their remuneration. PWC were initially appointed on April 30, 2014.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the reappointment of PWC, Chartered Professional Accountants, as independent auditors of the Corporation and for the directors to fix their remuneration. The persons whose name appears in the attached form of proxy intend to VOTE FOR the re-appointment of PWC, Chartered Professional Accountants, as independent auditors of the Corporation and for the authorization given to directors to fix their remuneration.

The following table illustrates in detail the components of the audit fees incurred in 2015 and in 2014:

Fees per Services	Fees paid in 2015	Fees paid in 2014
Audit fees:	$259,801	$290,000
Audit-Related fees:	$94,595(1)	$130,000(2)
Tax fees(3):	$76,077	$25,550
All Other fees:	$0.00	$37,800
TOTAL:	$430,473	$483,350

NOTE:

(1)	Related to short-form prospectus dated March 2, 2015 and the Business Acquisition Report dated February 17, 2015.
(2)	Related to the acquisition of Virginia – Joint Management Information Circular.
(3)	Such amounts relate to tax and accounting implications of specific transactions.

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ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Osisko Board believes that the compensation program must be competitive within its designated 2015 Peer Group, provide a strong incentive to its Named Executives to achieve Osisko’s goals and ensure that interests of management and Osisko Shareholders are aligned. A detailed discussion of Osisko’s executive compensation is more fully described under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis” in this Circular. Under such section, you will find discussions on Osisko’s executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of Osisko.

Advisory Resolution on Executive Compensation Approach

BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT:

1.

On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of Osisko, the Shareholders accept the approach to executive compensation disclosed in Osisko’s Circular dated March 30, 2016 delivered in advance of the Meeting.

2.

As this in an advisory vote, the Board of Directors of Osisko and the Committee will not be bound by the results of the vote. However, the board of directors of Osisko will take the results into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future.

3.	Results of the vote will be disclosed in the report of voting results.

The Osisko Board recommends that Shareholders indicate their support for Osisko’s approach to executive compensation disclosed in the Circular by voting FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the attached form of proxy intend to VOTE FOR the Advisory Resolution on Executive Compensation Approach.

SHAREHOLDER PROPOSALS FOR THE 2017 ANNUAL MEETING

The final date for submitting Shareholder proposals to the Corporation for the next Annual Meeting of the Shareholders is December 30, 2016.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2015 a copy of which may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

CONTACTING OSISKO’S BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate directly with the Board by:

1. Writing to:	Chair of the Board
Osisko Gold Royalties Ltd
1100 Avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec, H3B 2S2

2. Calling:	514-940-0670

3. Emailing:	Chair-Board@osiskogr.com

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APPROVAL

The Board of Directors of the Corporation has approved the contents of the Management Information Circular and its sending to the Shareholders.

Montréal, Québec, March 30, 2016.

OSISKO GOLD ROYALTIES LTD

Per:
André Le Bel
Vice President, Legal Affairs and Corporate Secretary

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OSISKO GOLD ROYALTIES LTD

SCHEDULE “A”

BOARD OF DIRECTORS CHARTER

I.	OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the “Board”) of Osisko Gold Royalties Ltd (the “Corporation”) is elected by the Corporation’s shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior management responsible for the day-to-day operations of the Corporation. It sets the Corporation’s policies, assesses their implementation by management and reviews the results.

The prime stewardship responsibility of the Board is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board’s main expectations of the Corporation’s management are to protect the Corporation’s interests and ensure the long term growth of shareholder value.

II.	MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 15 members. The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance Practices.

The quorum at any meeting of the Board is a majority of directors in office.

III.	STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the By-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a)

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer (“CEO”) and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b)	ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c)

ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

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(d)

reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

(e)

adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation’s performance with reference to the adopted budget and strategic plan;

(f)	identifying the principal risks of the Corporation’s business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g)

appointing the CEO and the President, setting forth the position description, as well as planning for the succession of the CEO and the President with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h)

evaluating the performance and reviewing the compensation of the CEO and the President with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i)

appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j)	overseeing, through the Audit Committee, the quality and integrity of the Corporation’s accounting and financial reporting systems, and disclosure controls and procedures;

(k)	ensuring, through the Audit Committee, the integrity of the Corporation’s internal controls and management information systems;

(l)

overseeing, through the Audit Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m)	advising management on critical and sensitive issues;

(n)

ensuring that the Board’s expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o)

conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board’s and committees’ performance (including director’s individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p)

ensuring with the Human Resources Committee, the adequacy and form of the compensation of non- executive directors taking into account the responsibilities and risks involved in being an effective director;

(q)

determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision- making;

(r)

determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

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(s)	setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Chair of the Board and the Chair of the committees of the Board;

(t)

determining annually, with the Audit Committee, if each member of the Audit Committee is “financially literate” as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u)	selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v)	selecting the Chair of the Board;

(w)	selecting the Lead Director of the Board and ensure the director appointed as Lead Director is and remains independent;

(x)

ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y)

approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(z)	reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(aa)	discussing and developing the Corporation’s approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(bb)

reviewing and approving, with the involvement of the Disclosure Committee, the content of the principal communications by the Corporation to its shareholders and the public, such as quarterly and annual financial statements and management’s discussion and analysis, annual information form, information circulars, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management’s discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit Committee instead of the Board;

(cc)	ensuring ethical behavior and compliance with laws;

(dd)	monitoring, directly or through one of its committees, compliance with all codes of ethics; and

(ee)	consider the means by which stakeholders can communicate with the members of the Board (including independent directors).

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V.	CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

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ANY QUESTIONS AND REQUESTS FOR ASSISTANCE
MAY BE DIRECTED TO THE
PROXY SOLICITATION AGENT:

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Email: assistance@laurelhill.com